UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 4, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

For our common sustainable development 2016 China Eastern Airlines Corporate Social Responsibility Report

What does corporate social responsibility mean to China Eastern? China Eastern was born with responsibility, and has been practising it all the years. Fulfilling corporate social responsibility is our approach to contribute to the sustainable development of China and the world, as well as our source to realize sustainable and lasting business development. The blueprint for the 2030 global sustainable development has been drawn. We will forge ahead together with our stakeholders for our common sustainable development.

ANNIVERSARY 60th

中國東方航空 CHINA EASTERN

Contents

CHINA EASTERN

For our common sustainable development

Corporate Social Responsibility Report

02 / About the Report
04 / Message from Chairman
06 / Special Column:
60th Anniversary of China Eastern
12 / Approaching China Eastern
12 / About Us
16 / China Eastern in 2016
19 / Corporate Strategy and Governance
24 / Corporate Social Responsibility Management
24 / Analysis of Sustainability
25 / Integrating CSR into the Organization
25 / Identification of Material Issues
29 / Stakeholders Engagement

80 / Appendix
80 / Performance Indicators
83 / GRI Content Index
86 / HK-ESG Content Index
88 / Assurance Statement of Corporate Social Responsibility Report
90 / Feedback

30 / Safety
Strengthening Safety Foundation for Further Development
32 / Safety Management System
34 / Optimizing Flight Quality
36 / Flight Crew Construction

38 / Innovation
Expanding Innovation to Lead Development
40 / Innovation of Management
42 / Promoting Reform and Transformation
43 / Innovation of Business Model
44 / Intelligent Innovation

46 / Coordination
Overall Consideration and Balanced Development
48 / Reinforcing the Management Foundation
49 / Improving Customer Experience
54 / Comprehensively Promoting Talents Development
56 / Coordinating Regional Development

58 / Opening up
Deep Integration and Win-Win Development
60 / Acceleration of Globalization
62 / Enriching the Connotation of Opening Up

64 / Green Development
Respecting Nature for Sustainable Development
66 / Environmental Management Improvement
66 / Combating Climate Change
68 / Pollution Prevention and Control
69 / Sustainable Utilization of Resources
69 / Enhancing Environmental Awareness

70 / Sharing
Going Forward Hand in Hand for Harmonious Development
72 / Targeted Poverty Alleviation
74 / Sharing Happiness with Employees
76 / Win-Win Cooperation with Partners
77 / Promoting Industrial Development
78 / Sharing Harmonious Community



Cheju
Singapore
Cairns
Beijing
San Francisco
Nagoya
Prague
Hawaii
Sydney
Frankfurt
Bali
Passport
Manila
Hawaii
Brisbane
Tokyo
Brisbane
Chiang Mai
Male
Toronto
Okinawa
New Delhi
Mandalay
Roma
Madrid
Shanghai
Seoul
Saipan
Hong Kong
New Delhi
Chicago
Muan
Taegu
New York
Dhaka

About the Report

About the Report

Purpose of the report

Since 2009, China Eastern Airlines has released the corporate social responsibility report annually. It discloses the Company's CSR concepts and practices, promotes understanding, communication and interaction between the Company and its stakeholders, facilitates the establishment of trust and cooperation based on the same value identification, and fosters sustainable development of the Company and the society. This is the 9th corporate social responsibility (CSR) report released by China Eastern Airlines Corporation Limited, with the theme of "For our common sustainable development".

Change in the report

The Fifth Plenary Session of the 18th CPC Central Committee of the Communist Party of China has clearly proposed the five development concepts of "innovation, coordination, green development, opening up and sharing", which form the core idea of the 13th Five-Year Plan. With the framework developed on the basis of the above five development concepts and "security", which serves as the core issue of the industry, this report responds to the 17 UN Sustainable Development Goals and highlights the sustainable development capability of China Eastern.

Reporting period

The data and the contents in the report mainly cover the Company's management and practice from January 1, 2016 to December 31, 2016. Some data and contents may extend beyond the time scope if necessary.

Reporting cycle

The report is published annually. The last report was released in March, 2016.

Scope of the report

G4 Materiality Disclosure: G4-17, G4-22

The entire company (including its branches and wholly owned subsidiaries). Part of the practice may cover China Eastern Group and some subsidiaries whose stakes are partly held by China Eastern.

Report compilation principles

This report was prepared in accordance with *Guidelines to the State owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities* issued by State-owned Assets Supervision and Administration Commission of the State Council (SASAC), *Reporting Guide of Environmental, Social and Governance (HK-ESG)* issued by Hong Kong Exchanges and Clearing Limited, *Guidelines on Preparation of CSR Reports* and *Notice on Further Improvement of Poverty Alleviation Work Performance Disclosure of Listed Companies* issued by Shanghai Stock Exchange, *Social Responsibility of GB/T 36001 Guidance*, *Sustainability Reporting Guidelines (G4)* issued by the Global Reporting Initiative (GRI), *Social Responsibility Guide (ISO 26000:2010)* issued by International Organization for Standardization (ISO), *Writing and Compiling Guidelines of the Chinese Corporate Social Responsibility Reporting (CASS-CSR3.0)* issued of Chinese Academy of Social Sciences (CASS), *the UN 2030 Agenda for Sustainable Development*, and supplement guidelines in aviation service industry. With systematic integration of crucial guidelines and standards, the report has served as a response to stakeholders' expectations and requirements and highlighted industrial features and corporate characteristics.

Data source

Relevant information, data and case studies were collected from China Eastern and its subsidiaries and branches. All the materials have been reviewed by relevant authorities.

External audit

In order to ensure accuracy, China Eastern has authorized external audit institutions that are independently operated and have no conflict of interest with the Company to provide independent audit service for the Chinese CSR report, based on which an independent audit report was issued. Besides, China Eastern has completed materiality disclosure service of Global Reporting Initiative (GRI), which further improved the materiality of the report.

Abbreviations

To facilitate presentation and reading, "China Eastern Airlines Co., Ltd." in this report also was referred to as "China Eastern Airlines", "China Eastern", "the Company" and "We". "China Eastern Air Holding Company" was referred to as "China Eastern Group". The subsidiary "Shanghai Airlines Co., Ltd." was referred to as "Shanghai Airlines". "China United Airlines Co., Ltd." was referred to as "China United Airlines". "Eastern Airlines Technology Co., Ltd." was referred to as "Eastern Technology". "Shanghai Eastern Flight Training Co., Ltd." was referred to as "Shanghai Flight Training". "Eastern Airlines Logistics Co., Ltd." was referred to as "Eastern Logistics". "China Eastern Airlines E-Commerce Co., Ltd." was referred to as "Eastern E-commerce". "China Eastern Airlines Jiangsu Co., Ltd" was referred to as "China Eastern Jiangsu". "China Eastern Airlines Wuhan Co., Ltd." was referred to as "China Eastern Wuhan". All branches were referred to as "the name of region + branch".

Access to related information

The report comes in both Chinese and English versions. In the case of discrepancies, the Chinese version takes precedence. The report was released in printed and electronic versions. The electronic version is available on the website of Shanghai Stock Exchange and the Company's website www.ceair.com. If you need a printed report or have any suggestion, please contact us as follows:

Contacting Department: Party Publicity Department of China Eastern Airlines
Telephone: 021-22331435
Fax: 021-62686883
Address: 92, Konggang No.3 Road, Changning District, Shanghai
Zip Code: 200335

G4 Materiality Disclosure: G4-18


International
• Setting up a working group
• Starting the training session
Analyzing material issues
• Collecting internal and external data to build an issue database
• Conducting questionnaires, interviews and surveys to identify material issues
• Reviewing and validating material issues
Drafting the report
• Finalizing report theme
• Drafting report framework
• Forming the first draft
Reviewing/Soliciting opinions
• Soliciting CSR experts' opinions
• Inter-department verification
Improving/designing the report
• Revising the text
• Verifying data
• Generating the preliminary draft of report design
• Benchmarking
Report assurance
• Data and information verification
• Revising and improving the report
Publishing/Summarizing the report
• Releasing the report on Stock Exchange websites/company official websites
• Disseminating the report in multiple channels, media and languages
• Analyzing deficiencies of the report and finalizing the improvement plan

Process of report preparation

02
03

Message from Chairman Only through development can we address global challenges;only through coordinated development of the economy, society and environment can enterprises better contribute to the sustainable development of the country and the society. Nowadays, we are experiencing an unprecedented historical revolution. Despite of weak economic recovery, rising trade protectionism, anti-globalization thoughts and global issues such as climate change and terrorism, China has successfully ushered in the 13th Five-Year Plan period and has maintained a stable and healthy development of economy and the society. The new stage is largely attributed to the economic policy framework geared to the new normal of economic development, which has been established since the 18th CPC National Congress, the five development concepts of “innovation, coordination, green development, opening up and sharing”, and the grand and strategic vision of “the Belt and Road”. The achievement has assured us that only through development can we address global challenges; only through coordinated development of the economy, society and environment can enterprises better contribute to the sustainable development of the country and the society. The UN 2030 Sustainable Development Goals (SDGs) cover the common and interrelated economic, social and environmental issues in the process of global sustainable development, and illuminate enterprises’ path toward sustainable development. As a result, implementing “the five development concepts” has become the keynote of enterprises’ sustainable development during the 13th Five- Year Plan period. Central SOEs are an important pillar for national economy and the backbone of “the Belt and Road” construction. As one of the central SOEs, China Eastern has always kept its mission and responsibility in mind, persisted in planning the enterprise’s reform and development under national strategy framework, and actively explored effective approaches to build a “Silk Road in the air” by strictly following “the Belt and Road Initiative”, making a big difference to corporate image while serving national strategies. At present, China Eastern Airlines has achieved a considerable increase in operational benefits and occupied a leading position in the industry in terms of key performance index such as the input-output ratio. The Company is now accelerating its transformation from a traditional aviation transport enterprise to a modern integrated service supplier in aviation industry. Civil aviation industry is of strategic importance to China. While pursuing sustainable development, we have persisted in planning security work from the perspective of “national strategy and security”, unswervingly regarded security as the foundation of our development, and firmly put people’s tolerance of potential safety hazards, we have strictly implemented the safety responsibility system, adopted scientific and technological means to improve safety management, and substantially promoted the building of safety culture, which guaranteed aviation safety and aviation security, and helped us realize a safe year of 2016. Under constantly changing development circumstances, we have always highlighted revolution and innovation, cultivated innovation genes, and comprehensively enhanced reform and transformation, making innovation the first driving force to continuously promote transformation of the development model and supply-side structural reform. It is because of our perseverance in integrating practice with exploration, pursuing innovation in reforms, and seeking breakthroughs in development that our vitality of creativity has been released to gradually shape corporate charisma and also decided the future of the Company. As an aviation service supplier, we have always put passengers’ essential interests and great concerns in the first place, provided passengers with warm aviation services, and facilitated China Eastern Airlines to prevail in and become part of people’s life and an important channel to solve people’s living problems and improve quality of life. We have actively participated in actions against global climate change, and promoted green aviation and energy conservation and emission reduction. We have actively responded to national calls for poverty alleviation and made enormous efforts in targeted poverty alleviation and targeted poverty elimination projects. Meanwhile, we have integrated the development of China Eastern into social progress, realized a win-win situation with stakeholders in and out of the industry and at the upstream and downstream of the industrial chain. Through joint efforts with stakeholders, we try to serve people’s production and life in a wider scope and promote social development, and enable the public to enjoy more fruits of development. top priority. With zero The promotion of “the Belt and Road Initiative” will surely expand the strategic vision of our opening up, provide Chinese enterprises with more room for global competition, and bring new opportunities to aviation enterprises just like China Eastern Airlines. We will regard opening up as the essential path to prosperity and development, seek global development with a globalized vision, strive to attract global elites, and actively serve global aviation transportation, advocate international business ethics and exhibit global influence of Chinese enterprises more broadly and widely on a higher level. “Over the past sixty years, we have overcome difficulties and made achievements”. The year 2017 witnesses the 60th anniversary of the foundation of China Eastern. In our history teemed with obstacles, every historical milestone is a new start for us to make progress and usher in a new stage of development. Standing at a new historical starting point, we believe, China Eastern will continue to serve the country for its construction and people for their happiness. We will embrace patriotism, repay stakeholders’ trust, and integrate China Eastern’s centennial dream into national centennial dream of the great renaissance of the Chinese nation with a strong sense of corporate mission and responsibility. We will build China Eastern into an honorable enterprise, strive to realize the strategic goal of “Creating a world-class airline, building a happy China Eastern”, and contribute our wisdom and power to common sustainable development. Liu Shaoyong, Chairman China Eastern Airlines Corporation Limited

Special Column

Special Column: 60th Anniversary of China Eastern

January 1957 is the starting point of our great efforts. On that day, China Eastern began to fly to the sky with patriotic missions. For sixty years, China Eastern has developed a broad path for entrepreneurship, leaving impressive moments in the development history of civil aviation of China. The six-decade development of China Eastern is also a history of arduous entrepreneurship, bold advancement, grand reform, passionate innovation and glorious contribution. China Eastern has always prioritized national interests and shared weal and woe with the people, unveiling a wonderful chapter for serving national economic and social development and building an airline dedicated to invigorating our country.

Chronicle Events of Corporate Development

1957

- The squadron of Shanghai Bureau of Civil Aviation Administration of China (CAAC) was officially founded, with 7 "revolutionary" aircrafts (equipped with Soviet engine and American fuselage) and 3 routes from Shanghai to Beijing, Guangzhou and Lanzhou respectively.

1959

- The squadrons of Shanghai Bureau of CAAC and those of Guangzhou, Chengdu and Lanzhou Bureau were restructured into groups, which were further divided into 3 squadrons in terms of aircraft models (the group of Shanghai Bureau of CAAC comprised 2 squadrons).

1988

- On April 27, Civil Aviation Administration of China (CAAC) approved of Shanghai Bureau of CAAC's adoption of the new name of China Eastern Airlines Corporation in No.302 CAAC Document. On June 25, China Eastern Airlines Corporation was officially listed.

1991

- China Eastern introduced MD-11 Aircraft to the international long-haul route from Shanghai to Los Angeles, which was China Eastern's first "flight to the world".

1993

- China Eastern joined International Air Transport Association (IATA).
- China Eastern Group officially announced its establishment.

1997

- In 1997, China Eastern was respectively listed in New York Stock Exchange, Hong Kong Exchanges and Clearing Limited and Shanghai Stock Exchange, becoming the first Chinese civil airline simultaneously listed the three exchanges.

2005

- China Eastern Airlines Corporation Limited announced the acquisition of subsidiaries wholly owned by China Eastern Group (namely China Eastern Airlines Northwest Branch and Yunnan Branch) and obtained the control of all of their aviation business and related assets.

2010

- China Eastern and Shanghai Airlines held the annual summing-up meeting for restructuring work and announced the completion of joint reorganization of China Eastern and Shanghai Airlines.

2011

- China Eastern together with its subsidiaries wholly its control held the celebration ceremony to announce its admittance into SkyTeam Alliance, becoming the 14th official member of the Alliance.

2014

- China Eastern held the Visual Identification System (VIS) Press Conference. The new VIS designed with China Eastern's new logo, benchmark brand color, ancillary figures and complementary applications, was unveiled to the public.
- China Eastern introduced the first Boeing 777-300ER Aircraft with a brand-new spray finishing and the new generation of Passenger Service System (PSS).

2015

- According to the latest statistics of global aviation transport industry released by IATA, the number of passengers transported via China Eastern maintained a robust increase in 2014, moving up to the 7th place in global ranking and becoming the 7th largest airline in the world.
- China Eastern reached strategic cooperation with Delta Air Lines.

2016

- China Eastern reached strategic cooperation on business and capital with Ctrip.com, a company listed on NASDAQ Stock Exchange.
- China Eastern Airlines and Shanghai Disney Resort held jointly a launching ceremony themed "Fly China Eastern to Shanghai Disney Resort", and unveiled the first China Eastern aircraft with Disney cartoons.
- China Eastern signed agreements with Boeing and Airbus to buy 35 long-haul wide-body passenger jets of the new generation.



The photo of crew at the beginning of squadron



China Eastern Airlines H shares successfully listed in Hong Kong



China Eastern reached strategic cooperation with Delta Air Lines

06

07

Chronicle Events of Corporate Social Responsibility 1957 ● China Eastern persisted in medical care 1976 2008 and humanism. A total of 42 flights were ● When national economy was in dispatched to deliver medical personnel and difficult times, Shanghai Squadron medicine, half of which were night flights. ● After a violent earthquake ● Since 2003, China Eastern has ● China Eastern participated in introduced “revolutionary” aircrafts ● Responding to the call of “Planting trees for struck Tangshan, China Eastern been conducting fixed-point poverty the disaster relief of Wenchuan to guarantee the aviation transport a greener China”, China Eastern embarked participated in the disaster relief alleviation work in poverty-stricken Earthquake, dispatching a total of 498 capacity in urgent need of the on afforestation by aerial seeding and seeded work for 10 days consecutively. counties of minorities in Shuangjiang flights to deliver 13,175 disaster relief country. over 13 million mu of land within 30 years. and Cangyuan of Yunnan Province. personnel and wounded locals. 1960 2003 ● China Eastern served Shanghai World Expo ● After an earthquake of 7.1 magnitude with quaternity service (sponsor, carrier, in Yushu, Qinghai, China Eastern exhibitor, and service supplier) and was immediately initiated the contingency 2011 honored “Shanghai World Expo Advanced plan and participated in the disaster ● After Haiti Earthquake, China Collective”. relief work. China Eastern instantly Eastern spent 66 hours evacuating ● Shanghai Eastern held the launching delivered the first batch of firefighters nationals from Haiti to China with ● After the 2011 Fukushima ● China Eastern completed the task of guaranteeing the earthquake, B777 cargo aircrafts of emergent evacuation from Libya, which involved a total ceremony of the voluntary public welfare and medical personnel to the hit charted aircrafts, successfully China Cargo Airlines Ltd., an affiliate of 26 rescue flights of large aircrafts, bringing back 6,722 project – “Love in China Eastern”. Since area and rescued the first batch of bringing back the Chinese to Eastern Logistics, carried 100 nationals safe and sound. China Eastern won the honor then, Shanghai Eastern has systematically casualties, for which China Eastern earthquake relief team and 48 tons of disaster relief supplies to the of “Outstanding Collective in Emergency Air Transport conducted public welfare activities such was honored “National Earthquake Chinese citizens stranded in Haiti. stricken area. Service of Large-scale Evacuation from Libya”. as community service and assistance to Relief Heroes Collective”. ● China Eastern launched its maiden education. flight from Shanghai to Kashgar, building an air bridge to support Xinjiang. 2010 2012 ● China Eastern was listed among the top 10 of ● China Eastern won the highest award of “Diamond Flight Safety Award” by CAAC. 2016 Fortune’s ranking of 500 socially responsible global ● In response to the national call of fighting against Ebola virus, China Eastern ● China Eastern was honored “Advanced Unit of Central companies and ranked 1st in aviation industry. immediately dispatched flights to guarantee the air transport service for medical aid Enterprises Poverty Alleviation and Development Work” ● China Eastern Flight Safety Technology Institute, in Africa. ● China Eastern became the first user of C919 large by State-owned Assets Supervision and Administration China’s first corporate institute in civil aviation ● After the earthquake hit Nepal, China Eastern sent 7 flights and evacuated 888 passenger aircrafts in the world. Commission of the State Council (SASAC). industry, was founded. nationals from Nepal by air. ● China Eastern Group was honored “Exemplary ● China Eastern launched its maiden flight of Xi’an - ● China Eastern became the first airline that launched inflight internet service in China. Enterprise of Targeted Poverty Alleviation” by World Kashgar- Ali route, symbolizing the opening of the “heaven” Philanthropy Forum. route connecting Shaanxi, Xinjiang and Tibet. 2013 2015

The photo of crew at the beginning of squadron China Eastern Airlines H shares successfully China Eastern reached strategic cooperation with listed in Hong Kong Delta Air Lines

	In 1957	In 2016
Destinations	3 routes	177 countries and regions worldwide 1,062 destinations
Staff	28 crew members	Approximately 80,000 employees
Fleet	7 "revolutionary" aircrafts	A 600-aircraft fleet mainly comprises of global advanced aircrafts
Annual Passengers	6,179	Over 100 million, ranking 7th in the world

10



The 60-year development course of China Eastern is a miniature of the growth of civil aviation of China growing from being small and week to big and powerful. I expect that China Eastern, as a backbone civil airline committed to serving the national strategic layout and an airline setting top world-class counterparts as the benchmark, will strive to enhance its core competence and international competitiveness.

Feng Zhenglin, Administrator of CAAC

The 60-year development course of China Eastern has made a great contribution to promoting the economic and social development of Shanghai by building Shanghai into an international air transport hub and transforming it into a modernized cosmopolitan. I sincerely hope that China Eastern can inherit the spirit of preciseness, efficiency, passion and transcendence to serve Eastern China and the world with Shanghai as its base. I wish China Eastern further success in the years ahead."

Chen Yin, Deputy Mayor of the People's Government of Shanghai Municipality

"For the past sixty years, China Eastern has been dedicated to the cause of the CPC and serving the people, and has made great efforts to develop the aviation industry. While serving national strategies, economic and social development and the mass public, China Eastern has conscientiously fulfilled the sacred mission and responsibility as a central SOE. With enhanced scale, strength, development quality and profitability of the Company, China Eastern has made significant contributions to the modernization and reform and opening-up of China. I sincerely wish China Eastern a more promising future."

Zhou Yubo, Vice Secretary of State-owned Assets Supervision and Administration Commission of the State Council (SASAC)

"As a corporation client of China Eastern, we have built up deep friendship with China Eastern through years of communication and cooperation. The 60-year development has laid a solid foundation for China Eastern's future development. With such a historical inheritance and the robust foundation, China Eastern is bound to achieve much more in the future.

Chen Derong, General Manager of China Baowu Steel Group Corporation Limited

"China Eastern is one of the largest and most successful airlines in China. The Company has become a world-famous brand and provided quality services for global travelers. Just like a diamond of SkyTeam Alliance, China Eastern has added to values of the Alliance.

Michael Wisbrun, Chairman of the SkyTeam Governing Board

11

Approaching China Eastern

Approaching China Eastern

About Us

Corporate Profile

Headquartered in Shanghai, China Eastern Airlines Corporation Limited originates from the first squadron of Shanghai in 1957. The Company is a Sino-foreign joint venture exclusively initiated by China Eastern Group and one of the three state-owned backbone airlines of China. Major businesses of China Eastern cover domestic and approved international and regional flights of passenger, freight, mail, and luggage transport as well as extended services. Other businesses include general aviation services, aircraft maintenance, aviation equipment manufacturing and maintenance, agency services for domestic and foreign airlines, insurance and agency services, E-commerce, air markets, wholesale, retail and other businesses related to air transport. The number of passengers carried by China Eastern has exceeded 100 million, ranking 7th in the world.



Fleet structure

	Aircraft model	Quantity 2016	Quantity 2015	Quantity 2014
Passenger aircrafts	B777	16	9	4
	B767	6	6	6
	B757	0	0	5
	B737	234	211	190
	A340	0	0	4
	A330	51	51	44
	A321	66	48	39
	A320	163	160	154
	A319	36	35	29
	EMB	0	6	10
Freight aircrafts	B777	6	6	6
	B757	0	0	2
	B747	3	3	4
Total		581	535	497

B757, A340 and EMB aircrafts have gradually been eliminated in the recent three years.

177 countries and regions worldwide

10 branches

59 overseas outlets and offices

1,062 destinations

21 subsidiaries

75,333 employees

12

13

Key Performance Unit: Points Unit: Kg/100 passengers-km Unit: 10,000 person Unit: Million hours Unit: Billion yuan Unit:Billion yuan 6.507 4.84 3.72 1.956 98.560 5.671 3.63 93.844 90.77 88.11 89.70 4.21 1.804 89.746 3.55 1.625 4.120 2.61 2014 2015 2016 2014 2015 2016 2014 2015 2016 2014 2015 2016 2014 2015 2016 2014 2015 2016 Safe flight hours Operating revenue Total profits Passenger satisfaction Unit fuel consumption The number of participants in “Love in China Eastern” public welfare project Unit: Routes Unit: Million 936 101.74 896 870 93.78 83.81 2014 2015 2016 2014 2015 2016 The number of routes The number of passengers carried Unit: Aircrafts 581 535 497 2014 2015 2016 Aircraft in operation

China Eastern in 2016 Amazing 2016 January, 2016 ● China Eastern held a conference in Shanghai to promote professionalism of the service system. With the theme of “Sincere service for brand building”, the frontline cadre employees of China Eastern service system came to the stage to share advanced service concepts, valuable service philosophy, concrete service connotations, and sincere service attitude, exhibited and released the powerful cohesion and positive energy of China Eastern service system. (Pic ⑥ ) April, 2016 ● China Eastern initiated comprehensive strategic cooperation with Ctrip.com in aspects of business, equity and capital market, etc. ● The first China Eastern aircraft with Disney cartoons was unveiled. China Eastern signed strategic cooperation agreement with Shanghai Disney Resort. ● China Eastern signd agreements with Boeing and Airbus on aircrafts purchase to introduce the new generation of long-haul wide-body passenger jets including 15 B787 jets and 20 A350 jets. This step symbolizes that China Eastern has become one of a few airlines operating with both B787 and A350, the most advanced wide-body jets in the world. (Pic ②) ● The maiden flight of China Eastern “BlueSky Family” Project was launched, which is an innovative route featuring typical civil aviation characteristics and China Eastern spirit to promote Party building innovatively. (Pic ⑦ ) May, 2016 ● China Eastern held the ceremony themed “Elite Plus – Shining China Eastern” to officially announce the launch of "Eastern Miles" Platinum VIP card plan on June 18, 2016. China Eastern has integrated advantageous resources and innovatively built an exclusive service value chain to offer members a travelling experience of “relaxation, companionship and enjoyment”. June, 2016 ● Maiden flights of 4 newly developed routes connecting Shanghai to European cities of Saint Petersburg, Prague, Amsterdam and Madrid were launched. The number of flight destinations in Europe was increased to 9 from 5. A record that “4 long-haul routes to Europe launched within 8 days” was created. According to statistics, China Eastern’s air transport capacity of international (regional) routes has increased the most in 2016 compared to previous years. (Pic ⑨ ) September, 2016 ● China Eastern held the conference on internationalization strategies in September 2016. The conference focused on effort to build a “world-class” airline through farsighted and innovative planning and systematic “top-level design” of internationalization strategies, blueprinting a new direction of China Eastern development in the new era. ● China Eastern’s flagship VIP lounge at Pudong International Airport was launched, which is the largest independent VIP lounge at terminals in China. This is a new milestone of China Eastern in optimizing passengers’ traveling experience, promoting service upgrade and building an international aviation service brand. (Pic ⑧ ) October, 2016 ● Guangdong branch of China Eastern was founded. With Guangdong branch as the base, China Eastern aims to seize opportunities and enhance the route network in Southern China. With such a new strategic supporting point, China Eastern can improve and optimize its air transport hub network in China and the rest of the world. (Pic ① ) ● The final of civil aircrafts maintenance personnel skill competition and the 2nd civil flight attendant vocational skill competition were successively held, both of which are listed as second class national competitions. (Pic ③ ) November, 2016 ● Dozens of mainstream media including CCTV, People’s Daily and Xinhua News Agency broadcast profound reports on “Reform Models”, deeply analyzed China Eastern’s practices and achievements in enhancing reform. SOEs are important power to boost comprehensive national strength, promote economic and social development, and guarantee and improve people’s livelihood. With active performance, China Eastern has made new breakthroughs in many pivotal areas and been regarded as a typical model of SOEs’ reform. (Pic ⑤ ) ● China Eastern took the lead to open the air freight route from China to Peru to promote the increase and optimization of bilateral trade. It is a symbolic result of enhanced bilateral strategic partnership. ● China Eastern signed the cooperation framework agreement with Commercial Aircraft Corporation of China, Ltd. (hereafter referred to as “COMAC”), becoming the first user of the large passenger aircraft - C919. In cooperation with COMAC, China Eastern has taken developing national aviation industry as its own mission, continuously promoted cooperation and innovation of the industrial chain, and facilitated C919 aircrafts to fly to more markets of world, contributing to large-scale application and future development of home-made large aircrafts. December, 2016 ● Mr. Liu was the 100,000,000th passenger of China Eastern in 2016, and it is the first time that annual passenger total of China Eastern exceeded 100 million. It is a new breakthrough of China Eastern as the 7th largest airline in the world, symbolizing the increasingly important role of China airlines in international civil aviation. The building of a nation of strong civil aviation and China Eastern’s international influence have been further exhibited. (Pic ④ )

Major honors in 2016 Award name Issuer Brand Finance Global 500 2016 – world’s 500 most Brand Finance valuable brands “BrandZ Top 30 Most Valuable Chinese Brands” WPP Hong Kong “Golden Bauhina Awards” “The Listed Company The Listed Companies Association of Beijing, The Hong with the Most Investment Value during the “Thirteenth Five- Kong Chinese Enterprises Association, Hong Kong Year” Period” Takung-Wenwei Media Group Asia Pacific Airline of the Year 2016 CAPA Asia Aviation Summit “Poverty Alleviation Award of the Year 2016 of People’s People.cn Enterprises CSR Awards” “GoldenBee•Leadership Enterprises” award China WTO Tribune, Ministry of Commerce “Best China Airline” Travel Trade Gazette (TTG) “Exemplary Enterprise in Precision Poverty Alleviation” World Philanthropy Forum International Carbon-Value Award - Carbon-Value Social The World Economic and Environmental Conference Citizen Award (WEC) “China's Most Respected Enterprise” at the 14th Annual The Economic Observer Conference of Most Respected Companies in China Asia Tourism - “Red Coral Award” “The Most Popular Airline” Asian Tourism Industry Annual Conference 2016 Civil Aviation Communications Summit 2016 “Best Brand CARNOC Value Award” “Best Overseas Communication Award” China (Shanghai) Listed Companies CSR Summit (organized by Xinhuanet, The Listed Companies Association of Shanghai, Shanghai Federation of “Award for the Best practice of Public Welfare Engagement” Economic Organizations, Financial Services Bureau of Shanghai Pudong New Area, and China Financial Information Center) Invest in Green Future – CSR and Innovation 2016 Award for best sample corporations of “Annual Employee Shanghai Summit (organized by Shanghai Observer of Care” Jiefang Daily, Shanghai Daily, and Eastday.com “Award for Units with Outstanding Practice of Civil Aviation Civil Aviation Internet Conference Internet Technology Application 2016” Corporate Strategy and Governance Corporate strategy The year 2016 is the first year of the 13th Five-Year Plan period. Adhering to national guidance on enhancing SOE reform and based on the Company’s positioning in corporate transformation, China Eastern has followed new requirements and industrial development rules to implement new tasks and proposed new targets and new approaches to enhance the reform. A new development plan featuring “one guideline, two focuses, three guarantees and two aspirations” has been formulated. 1 3 Comprehensively deepening reform Transformational development, brand building and capability Corporate governance China Eastern strictly complies with domestic and overseas listing rules shareholders’ meetings, nine regular conferences and meetings for and relevant laws and regulations, and constantly improves the modern board of directors and 16 meetings for special commissions under the corporate governance structure consisting of shareholders’ meeting, board. A total of 48 key corporate issues were discussed and reviewed board of directors, board of supervisors and management which form in 2016, ensuring the smooth advance of major projects of corporate a check-and-balance mechanism. In 2016, the Company assisted development reform. Moreover, the Company organized its directors Shanghai Stock Exchange in the compilation of No.19 Guideline on and senior executives to participate in business trainings, sent some Industry Information Disclosure of Listing Companies - Air Transport and of its independent directors to conduct field researches and inspect soliciting opinions on the compilation work. on overseas business outlets in various aspects including financial The shareholders’ meeting, board of directors, board of supervisors management, internal risk control, marketing and sales, and flight and the management perform their respective duties independently in operation guarantee, etc. accordance with the stipulation in the Articles. There are Nomination The Company communicated with investors in an open and transparent and Remuneration Committee, Audit and Risk Management way via face-to-face communication, telephone, fax and internet. In Committee, Planning and Development Committee and Aviation 2016, the Company held a few domestic and international roadshows, Safety and Environment Committee to assist and support the Board communicated with 16 media on site, held teleconferences with 157 of Directors. In 2016, the Board of Directors consisted of 11 directors, domestic and international analysists and conducted face-to-face among whom four were independent directors. The Company held two communication with 78 institution investors.

Approaching China Eastern

G4 Materiality Disclosure: G4-17


China Eastern Airlines
General Office
Board Secretary Office
Human Resources
Accounting Department
Planning and Development Department
Legal Department
Services Management Department
Transformation Office
Safety Supervision Department
Operation Management Department
Flight Technology Management Department
Maintenance Engineering Department
Auditing Department
Security Department
Purchasing Center
Party Work Department
Party Publicity Department
Commission of Discipline Inspection Office (Supervision Department)
Labor Union Office
Youth League Committee
Subsidiaries
Shanghai Airlines Co., Ltd.
China Eastern Airlines Yunnan Co., Ltd.
China Eastern Airlines Jiangsu Co., Ltd.
Eastern Airlines Logistics Co., Ltd.
Eastern Airlines Technology Co., Ltd.
China Eastern Airlines Wuhan Co., Ltd.
China United Airlines Co., Ltd.
Shanghai Eastern Flight Training Co., Ltd. (Institute of Flight Safety Technology Application)
Eastern Business Airlines Service Co., Ltd.
Shanghai Airlines Tours International (Group) Co., Ltd.
China Eastern Airlines E-Commerce Co., Ltd.
Branches
Northwest branch
Beijing branch
Shandong branch
Anhui branch
Jiangxi branch
Shanxi branch
Zhejiang branch
Gansu branch
Sichuan branch
Guangdong branch
Business units
Shanghai Flight Division
Passenger Marketing Committee
Ground Services Department
Chief-on-duty Manager Office
Operations Control Center
Cabin Service Department
Air Security Management Department
Information Department
Integrated Management Department
Training Center
Customer Service Center
China Eastern Airlines Hongqiao Construction Headquarters
Beijing New Airport China Eastern Base Project Construction Headquarters
Organizational structure of China Eastern Airlines

Name	Position
Liu Shaoyong	Chairman
Ma Xulun	Vice Chairman, General Manager
Li Yangmin	Director, Party Secretary, Deputy General Manager
Xu Zhao	Director
Gu Jiadan	Director
Tang Bing	Director and Vice President
Tian Liuwen	Director and Vice President
Li Ruoshan	Independent Director
Ma Weihua	Independent Director
Shao Ruiqing	Independent Director
Cai Hongping	Independent Director

Board of Directors


Annual General Meeting
Board of Directors
Board of Supervisors
Nomination and Remuneration Committee
Audit and Risk Management Committee
Planning and Development Committee
Aviation Safety and Environment Committee
The Management
Corporate governance framework

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21

Approaching China Eastern

Compliance with laws and regulations

Compliance and integrity are preconditions for enterprises to achieve sustainable development. China Eastern has always complied with business ethics, continuously improved corporate compliance management, enhanced employees' legal awareness, and cultivated a coporate culture of clean governance and compliant operation. The Company has observed laws and regulations on anti-trust and anti-unfair competition in countries and regions where it has established business and participated in market competition in an equal, fair and transparent manner. In 2016, the contracts fulfillment rate of the Company was 100%, with no occurance of law suits against trust, and unfair competition and disputes over intellectual property rights.

Improving legal system construction

- Formulating and releasing Implementation *Plan of Comprehensively Promoting China Eastern Legal Compliance Construction* and *Labor Division of China Eastern Legal Compliance Construction*
- Enhancing professional trainings of legal system, compiling and releasing *Collection of Legal Lecture Materials of Major Leaders of China Eastern Enterprises of all levels*
- Conducting the research project of CAAC - *Research of Judicial Adjudication Law Adaption in Civil Aviation Industry*

Improving contracts management

- Enhancing strategic cooperation with government on major projects and promoting cooperation with enterprises on joint-venture projects, financial projects, major infrastructure projects and major decision reviews
- Continuously improving contract review process and management system and amending *Contract Management Regulation* and *Regulation on Subsidiaries' Major Contracts Management*

Enhancing the protection of intellectual property rights

- Supporting brand strategies and guiding trademark registration of all subsidiaries
- Obtaining the invention patent certificate of "a monitoring approach and system of aircraft dispatching operation"

China Eastern continuously promoted legal compliance

Anti-corruption

China Eastern has thoroughly spread, studied and implemented the decisions of major conferences held by the CPC Central Committee. In 2016, the Company continuously promoted the improvement of the anti-corruption system, undertook disciplinary interviews of Party style building and anti-corruption performance, and conducted comprehensive supervision and inspection work, promoting the building of a good corporate style.

Improving system construction

- Formulating and releasing *Regulations on Responsibility Fulfillment of Party Style Construction and Anti-corruption Work of China Eastern Airlines Corporation Limited CPC Branch Committee*
- Formulating and releasing three regulations including *Regulations on Disciplinary Inspection Problems' Clues Disposal Work of China Eastern Airlines Corporation Limited CPC Disciplinary Inspection Commission*

Conducting comprehensive supervision and inspection work

- Conducting comprehensive supervision and inspection work in key areas and crucial links and building a long-term effective management and control mechanism through analyzing causes, sorting out the implementation flow and improving systems
- Conducting educational and professional trainings in advance in key time nodes, carrying out spot inspections in 12 business units such as Shanghai Airlines, Eastern Jiangsu, and Eastern Logistics, and organizing and conducting the rectification work on "Four styles (formalism, bureaucracy, hedonism and extravagancy)"

Conducting strict inspection work

- Strictly implementing codes of punishment, firmly holding people accountable for their regulation and discipline violations, and reasonably adopting methods such as criticizing and education and disciplinary interviews to handle discipline and regulation violations
- Increasing the issue of clue verification efforts and standardizing the procedures for disciplinary review

Improving occupational capability and responsibility fulfillment

- Improving the capability of China Eastern discipline inspection team, and following the team's deployment and adopted its WeChat group platform to carry out the seminar of "One question for one day, one case for one discipline" according to the Company's disciplinary inspection team

China Eastern continuously promoted anti-corruption work

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Risk control

The Company has taken a risk-oriented approach to constantly strengthen risk control, improve internal control system construction, and completed the task of sorting out risks. The Company has enhanced audit and supervision of high-risk business and affairs, established a normalized overseas audit mechanism, explored effective approaches to integrate risk management and control with traditional audit, and organized targeted trainings in risk control.

In 2016, the Company continuously promoted the construction of internal risk control system, printed and released *the Manual on Updating and Maintenance Plan of Internal Risk Control 2016*, and drafted regulations including *Regulations on the Implementation of Audit Outsourcing Management* and *Regulations on Clue Transfer of Audit Problems*.

Financial risks: Focusing on the superimposed effect of factors including USD rate increase, Brexit, foreign exchange rate of RMB, and bulk commodity price changes, etc., adjusting and optimizing debt structure, and ensuring the security of the capital chain

Legal risks: Solving problems of legal adaption during the process of internationalization

Investment risks: Enhancing internal audit

Corporate risk classification & risk prevention and control measures

Information security

In 2016, the Company constantly promoted informatization infrastructure construction and established infrastructure assurance and globalization service system to ensure a stable information system; the Company also built a three-dimensional information security protection system to prevent security risks such as cyber invasion. In October, 2016, the information work team of China Eastern won the first prize in the 1st Civil Aviation Internet Security Protection Skill Competition.

As an airline in possession of massive passenger information, the Company has complied with laws and regulations and occupational norms, valued passenger information protection, and formulated regulations including *Regulations on Frequent Flyer Information Utilization and Operational Risks Management* and *Regulations on Information Visit Control and Management*. Moreover, the Company guaranteed reasonable, compliant and accurate operation of business, improved security and standardization of data collection, information utilization and storage, and effectively controlled passenger information security risks. In 2016, the Company did not receive any complaint about the leakage of private passenger information.

Internet protection

- Deploying multi-layer security equipment in the front end of passenger service system in internet
- Preventing over 10,000 times of internet attack per month

Access control

- Designing the application system according to principles of "access division, mutual constraint, and minimal access"
- Ensuring the constraint on access to passenger information protection and the recordable and retrievable passenger information system

Monitoring

- Implementing audit of key databases
- Monitoring and warning against passenger information abuse and leakage

Passenger information protection measures of China Eastern

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Corporate Social Responsibility Management

Corporate Social Responsibility Management

China Eastern has actively responded to the five development concepts of China and followed the development trend of global aviation industry. Moreover, we have catered to the expectations of various stakeholders, including customers, shareholders, employees and the society, by integrating economic, social and environmental responsibilities into corporate strategies and business activities, and working closely with stakeholders to maximize the comprehensive value.

Analysis of Sustainability

In recent years, the demand on air passenger service has maintained a steady increase. It is predicted that the number of global passenger flights will double in the coming fifteen years. With China's implementation of the opening-up policy, the "the Belt and Road Initiative" and new strategies of regional development, the clustered development of cities and airports and the advent of "mass tourism" age have brought about significant development opportunities for China civil aviation. However, the complex and volatile international situation, and the increasing uncertainties in civil aviation development are putting much pressure on aviation safety. Meanwhile, the emission reduction of air transport has become a great concern. After the finalization of United Nations Framework Convention on Climate Change in the Paris Agreement, the first global industrial emission reduction mechanism, the agreement on international aviation emission, was formulated at the 39th Assembly of the International Civil Aviation Organization (ICAO) in 2016. China civil aviation has integrated green development into the 13th Five-Year Plan of civil aviation industry in China. Besides, with multiple choices of road transport and air transport provided by a myriad of airlines, passengers have paid more attention to innovation and structural optimization of air transport service, and developed higher requirements including safety, flight punctuality, comfort and convenience, etc.

China has always regarded sustainable development as a basic state policy. In 2016, China submitted the *National Plan on Implementation of the 2030 Agenda for Sustainable Development* to the United Nations and proposed China's stands and approaches based on *the UN 2030 Sustainable Development Agenda*. Its basic idea complements the five development concepts implemented during the 13th Five-Year Plan period. Actively responding to UN's 17 SDGs and China's five development concepts, China Eastern has integrated the new development plan of "1232" into the Company's CSR report in 2016 and proactively discussed sustainability issues concerning the development focus. China Eastern has always taken "safety" as the cornerstone of corporate development, focused on different aspects of corporate development based on "innovation", "coordination" and "opening up", performed in a "green" way to fulfill its responsibility of combating climate change and promoting energy conservation, persisted in win-win cooperation and "sharing" development results with stakeholders including employees, clients, partners, industries and communities.

The logic framework of China Eastern Corporate Social Report 2016


Sustainable development
Innovation
Coordination
Opening up
Green development
Sharing
Safety

24

Integrating CSR into the Organization


Philosophy
Being loved by employees, becoming the first choice of customers, winning the satisfaction of shareholders and the trust of the society
Strategy
"1232" development plan
Management approach
Analysis of Sustainability
Identification of material issues
Stakeholders Engagement
Organization system
Senior executives
Formulating social responsibility policies and carrying out corresponding examination
Intermediary executives
Formulating and managing social responsibility issues
Front-line personnel
Implementing and promoting social responsibility management measures

Social responsibility management framework of China Eastern

We have adhered to the idea of "caring for employees, putting clients first, satisfying shareholders, and earning the public's trust", continuously promoted social responsibility management work and integrated the concept of social responsibility into our development vision of "Creating a world-class airline, building a happy China Eastern". We have divided social responsibility work into different aspects and assigned them to the organizational structure in order to ensure that responsible management departments fulfill their respective corporate social responsibilities in their daily operation and management, and built and improved the social responsibility management and information disclosure system.

In 2016, China Eastern sorted out and analyzed social responsibility work, systematically built the social responsibility indicator system, and adopted the system as an important tool for corporate social responsibility fulfilment and assessment. Taking the compilation of the Company's CSR report 2016 as an opportunity, we also conducted special trainings on social responsibility fulfillment among CSR personnel from departements, subsidiaries and branches.

Identification of Material Issues

G4 Materiality Disclosure: G4-18, G4-19, G4-23

According to *Sustainability Reporting Guidelines (G4)* of the Global Reporting Initiative (GRI), the Company has made analyses and modification of material issues in 2016 based on materiality disclosure in 2015, and major strategies and stakeholders' expectations in 2016.

Review and identification

G4 Materiality Disclosure: G4-18, G4-19, G4-23

Based on 18 major material issues disclosed in the Company's CSR report in 2015, we took into consideration feedback of internal and external stakeholders during the reporting period to complement the list of major material issues, and highlighted and refined core issues, providing references for the analysis of material issues in 2016.

Furthermore, we made a deep analysis of macro policies and trends of global sustainable development in 2016, benchmarked the sustainability of aviation industry in terms of requirements and practices, and sorted out and formulated the material issues database of 39 issues based on corporate strategies and development focuses in 2016.


CSR report
Step 1: review
Step 2: identification
Engagement of stakeholders
Step 3: evaluation
Step 4: verification

Identification process of material issues

25

Corporate Social Responsibility Management

Evaluation

According to the principles of materiality and stakeholders' engagement, we sequenced the identified material issues.

After identifying 11 categories of internal and external stakeholders, including SASAC, CAAC, stock exchanges/ investors, local governments, clients, employees, peers/ industry associations, dealers, suppliers, industrial partners, communities/ NGOs/ media, we made analyses of the mutual influence between China Eastern and different stakeholders in terms of economy, the society (including the safety issue) and the environment, and sequenced the identified stakeholders so as to determine the weight of different stakeholders' grading in materiality sequencing of the issues.

We adopted questionnaire surveys and interviews (on-site interviews and telephone interviews) to investigate 63 internal and external stakeholders. We made quantitative and qualitative analyses of priorities of issues and conducted a comprehensive sequencing of material issues in terms of stakeholders' degree of attention and the importance to corporate development. Finally, we concluded the preliminary assessment results of material issues.

Verification

Based on the corporate strategy and business policy, we verified the preliminary results of the assessment of material issues, and listed top 29 material issues of great significance to both the Company and stakeholders through comprehensive analyses.


Governance
Safety
Innovation
Coordination
Opening up
Green development
Sharing
High
Importance to stakeholders
Passenger information protection
Flight Punctuality
Safety management
Luggage transport
Operation performance
Internationalization development
Risk management and control
Strategic cooperation
Intelligent service
Innovative business model
Supporting industrial development
Occupational health and safety
Compliance management
Reform and transformation
Special passenger services
Passenger health
Responsible purchasing
Balance between work and life
Environmental management
Employee training and development
Targeted poverty alleviation
Rights & interests and welfare
Local supplier support
Regional economic development
Recycling of resources
Employee diversification
Combating climate change
Prevention and treatment of pollutions
Community engagement
Medium
Importance to China Eastern
High

The matrix of material issues of China Eastern in 2016

The Company's CSR report 2016 collected and disclosed information concerning the management methods and indicators of the aforementioned 29 material issues. For the issues about which we were unable to acquire management and performance information, they will be given priority to our CSR improvement. Besides, we will set up a management and information collection mechanism for our future CSR reports to further enhance the disclosure of CSR information.

26

Disclosure of material issues

Material issues	Aspect in the G4 Guidelines	Title in the report
Operation performance	Economic performance	About Us
Compliance management	Economic performance	Strategy and Governance
Risk management and control	Governance	Strategy and Governance Safety Management System
Passenger information protection	Customer privacy	Strategy and Governance
Safety management	Indirect economic impacts Customer health and safety Occupational health and safety	Safety Management System Optimization of Flight Quality Management of Pilots
Reform and transformation	Economic performance	Promotion of Reform and Transformation
Innovation of business models	Economic performance	Innovation of Business Models
Smart service	Product and service labeling	Intelligent Innovation
Flight punctuality	Product and service labeling	Improving Clients' Experience
Luggage transport	Product and service labeling	Improving Clients' Experience
Passengers' well-being	Customer health and safety	Improving Clients' Experience
Special passenger service	Customer health and safety Product and service labeling	Improving Clients' Experience
Staff diversification	Diversity and equal opportunity	Comprehensive Talent Development
Regional economic development	Local communities	Coordinated Regional Development
International development	Indirect economic impacts	Speeding Up Internationalization
Strategic cooperation	Indirect economic impacts	Enriching the Connotations of Opening Up
Environmental management	Environment	Improving Environmental Management
Combating climate change	Energy	Combating Climate Change
Recycling of resources	Energy	Combating Climate Change
Prevention and treatment of pollutions	Emission Effluents and waste	Prevention and Treatment of Pollutions
Training and development	Training and education	Sharing Happiness with Employees
Rights & interests and welfare	Employment	Sharing Happiness with Employees
Occupational health and safety	Occupational health and safety	Sharing Happiness with Employees
Balance between work and life	Occupational health and safety	Sharing Happiness with Employees
Responsible procurement	Supplier environmental and human rights assessment, supplier assessment for labor practices and impacts on society	Win-win Cooperation with Partners
Supporting industrial development	Indirect economic impacts	Supporting Industrial Development
Engagement in communities	Local communities	Sharing Harmony with Communities
Targeted poverty alleviation	Local communities	Sharing Harmony with Communities
Support to local suppliers	Indirect economic impacts	Sharing Harmony with Communities

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Corporate Social Responsibility Management The SDGs that material issues disclosed in the report match Stakeholders Engagement G4 Materiality Disclosure: G4-24, G4-25, G4-26, G4-27 Safety management Safety Occupational health and safety Innovation of business models Smart services Innovation Reform and transformation Flights punctuality Luggage transport Training and development Regional economic development Coordination Reform and transformation Internationalized development Strategic cooperation Opening up Reform and transformation Environmental management Prevention and treatment of pollutions Green Combating climate change Improvement of resource utilization development efficiency Supply chain management Supporting industrial development Protection of basic rights and interests Balance of work and life Occupational health and safety Sharing Engagement in communities Targeted poverty alleviation Special passenger service Participation Response from Stakeholders Main issues of concern Communication Supervision China Eastern Operation performance Compliance management Risk management and control Reform and opening up Innovation of business models P14, P22-23, P40-42, Working conference Business assessment SASAC Internationalized development P56-57, P60-63, P66-68, Regular report Inspection tour Combating climate change P72-73, P78-79 Targeted poverty alleviation Regional development Engagement in communities Safety management Civil Aviation Flight punctuality Improvement of service quality Working conferences Supervision and check P22-23, P32-37, P48-53, Combating climate change Issuance of notices Operational guidance P66-68, P77 Administration Compliance management Support for the development of the industry Regular information Stock exchanges/ Operating performance Company announcements disclosure Risk management and control Shareholders’ meetings P14, P22-23 investors Independent directors Compliance management Performance roadshows Auditing system Compliant operation Combating climate change Routine communications Prevention and treatment of pollutions Submission of statistical P14, P22-23, P56, P66- Local governments Working conference Engagement in communities reports 68, P78-79 Government-enterprise partnership Targeted poverty alleviation Regional economic development Safety management Flight punctuality Customer satisfaction Optimization of hardware facilities survey Improvement of service quality Membership activities Customer complaints Clients Luggage transportProtection of passenger Customer hotline P32-37, P44-45, P48-53 management information Weibo, WeChat online platforms External supervisor Passengers’ well-being system Smart services Special passenger service Protection of basic rights and interests Internal supervisors Staff congress Occupational health and safety Service satisfaction Employees Online exchanges, seminars P40-41,P54-56, P74-75 Training and development survey Training, competing for positions Work-life balance Trade unions Peers/industry Compliance management Communication conferences Supporting industrial development Exchanges among the industry Social supervision P22-23, P60-63, P77 associations Strategic cooperation Project cooperation Project cooperation Strategic cooperation Reporting mechanism Dealers Routine business communications P60-63, P76 Compliance management Auditing/Assurance Business meetings and negotiations Compliance management Project cooperation Risk management and control Reporting mechanism Suppliers Routine business communications P22-23, P76 Supply chain management Auditing/Assurance Business meetings and negotiations Support to local suppliers Compliance management Risk management and control Project cooperation Industrial partners Business communications P22-23, P42, P60-63 Reform and transformation Business meetings and negotiations Nationalized development Prevention and treatment of pollutions Voluntary service activity Engagement in communities Communities/nonprofit Community project cooperation Targeted poverty alleviation Social supervision Media P22-23, P42, P56-57, Press conference organizations/media Regional economic development supervision P68, P72-73, P78-79 Media interview Compliance management Interactive new media Reform and transformation

Strengthening Safety Foundation for Further Development Aviation safety is of great significant to national security and national strategy, and it is also the top priority of airlines. High-quality security is the cornerstone of China Eastern’s sustainable development. We always put people's life and property safety in the first place and make aviation security guarantee the most important mission and primary responsibility, through which we can properly cope with the security risk, ensure the flight safety, ground safety and air defense safety. We aspire to becoming the safest airline to ensure all passengers a safe flight. Safety 30 CHINA EASTERN 31 Corporate Social Responsibility Report

Safety

Safety Management System

SMS (Safety Management System) is a systematic approach for security management and basic guarantee for aviation security. Complying with *Production Safety Law*, acting under the guidance of *Decision of the State Council on Further Enhancing Work Safety*, and promoting system and mechanism construction as the foundation, we have integrated supervision and review into the flight and rooted security awareness into the heart of the crew to comprehensively prevent and control security risks, and consolidate the foundation for flight safety.

Constructing Mechanisms and Systems

China Eastern has established a comprehensive safety management structure, including the Aviation Safety and Environment Committee at the Board of Directors level, Security Management Committee at company level, Safety Supervision Department at departmental level, and safety regulatory body of different branches. We have formulated the *Continuous Improvement Plan of Company Safety Management System* to improve SMS from security responsibility and management ability, and to improve SeMS (Aviation Security Management System) from security regulation, security emergency control and air defense intelligence information. To ensure compliance with security laws and regulations, we have established a cooperation mechanism with the CAAC East China Regional Administration to keep updated about norms of approval of certification, unified operation and integration of maintenance.

China Eastern is continuously improving its rules and regulations to adapt to the new development of the industry and technology. We have completed the modification of the *Ground Safety Management Manual*, *Hazardous Chemicals Manual*, and *Inspection List of Cabin Safety Equipment* to ensure their compliance with actual production and operation such as ground safety and cabin safety. With special focus on rules and regulations, we have improved the security mechanism and normalized the one-over-one report of work safety to ensure the implementation of the responsibility system of work safety and the establishment of safety responsibility exemption assessment mechanism, so that the rewards and punishment of the security work will be more practical and fair.


China Eastern
Industry average
0.396
0.431
0.564
0.074
0.025
0.072
2014
2015
2016

Comparison of the civil aircraft incident rate per ten thousand hours between China Eastern and the industry average

Note: Data source - *CAAC Security Information Statistics Analysis Report*


2001
MAX TOW ANGLE

Strengthening Supervision and Review

After the security incidents in 2016, China Eastern set up an inspection group to supervise the security work in branch companies, reviewed the qualification of professionals, established the control element list and question library, and conducted on-site inspection of key nodes in operation process control.

We have established the regulation list of common violations such as not following the checklist or the standard propoganda, and assured its implementation through spot check of QAR (quick access recorder) and CVR (cockpit voice recorder). We have also installed the enhanced call recording equipment to avoid violations within the cockpit.

We have prevented and identified risks, optimized MORCS (MU Operation Risks Control System), updated the airport risk database and established the enhanced system platform with standardized meteorological procedures, as well as three other standard program platforms of typhoon, thunderstorm and fog to improve weather forecast and pre-warning. LOSA (Line Operational Safety Audit) is carried out regularly for special routes and high-altitude routes which have high risk level.

Safety Culture Construction

The safety culture reflects the attitude to safety of every employee, every unit and every group. A good atmosphere of safety culture will promote initiative safety behaviors in daily work. China Eastern seeks to establish security risk awareness and bottom-line thinking among all the staff, and improves the staff's safety awareness and creates a sound security atmosphere through strengthened training and other measures like Safe Production Month and staff's Initiative Reporting on Safety.


强化安全发展观念 提升

Anhui branch held a "safety with me" knowledge contest


Strengthening training
Strengthening the education and training related to violations of related regulations
Safe production month
Making security publicity posters, cards and brochures
Employee safety reporting
Enhancing the encouragement of active reporting of safety problems and suggestions, and including them in security brochures

Measures to improve staffs' safety awareness

32

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Safety

Optimizing Flight Quality

Flight quality is closely linked with flight safety. Low flight quality will increase the probability of flight accidents. We have attached great importance to flight safety, strengthened management and control of the fleet structure and maintenance, and adopted innovative technology to improve flight quality, reduce safety risk and ensure flight safety.

Optimizing Fleet Structure

To assure flight safety and stability and improve fleet operating efficiency, China Eastern has replaced the old types with the latest ones while expanding the fleet size. The passenger plane fleet is now an efficient and simplified fleet composed of the four main types of B737 series, A320 series, A330 series and B777 Series. In 2016, the company ordered 35 new-generation remote wide-bodied aircrafts (Boeing B787-9 and Airbus A350-900), and the fleet structure was further optimized.

Unit: Years

2014	2015	2016
6.10	5.42	5.39

Average age of the crew of China Eastern

Note: China Eastern is one of the airline companies whose crew has the lowest average age.

Improving Maintenance Capability

The regular maintenance of the fleet to reduce maintenance accidents and errors is key to flight quality. Faced with higher request for maintenance capacity resulted from the expanding fleet size, the company has modified several documents including *Maintenance & Engineering Management Manual* and *Aircraft Maintenance Schedule*, strengthened inspection of key systems of the plane (e.g. the engine and the air conditioning system) and key nodes of special operational maintenance, and conducted real-time tracking of flight information through innovative technology, improving the maintenance capability in a comprehensive way. In 2016, two severe maintenance errors occurred to China Eastern.

Practicing craftsmanship to improve flight safety

In 2016, China Eastern held the Civil Aircraft Mechanical Maintainer Contest with China Employment Training Technical Instruction Center. The contest, listed as the national second-class competition, was a comprehensive display and review of China Eastern's maintenance skill level, and was aimed at inspiring and guiding the maintenance staff to study technology and improve maintenance capability based on the position so as to provide strong guarantee for aviation security. The contest covered basic business skills, troubleshooting and operation according to regulations, etc. 48 competitors from 16 units of China Eastern's maintenance system participated in the final contest, and the top three received the title of "national technical skill master".

Technological Guarantee

The application of technological innovation brings important change to flight operational mode and serves as the major support for flight safety. While actively promoting the application of new technology, China Eastern is monitoring its orderliness and normality at the same time to give full play to technological advantage, improve safety margin and ensure flight safety.

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Phase 2 of EFB project	HUD operation	GLS operation	PBN route map	Aircraft tracking and monitoring
Expanding EFB application to B777, A320 and B737	Promoting complementary qualification verification of HUD operation	Acquiring approval for GLS trial operation	Promoting Civil Aeronautics Administration's PBN route map based on performance	Conducting routine demonstration and verification of aircraft tracking area

Main technological innovation projects of China Eastern

China Eastern becoming China's first airline company with paperless

The traditional airborne paper navigational data weigh up to tens of kilograms. Omissions may occur during reading and timely update is not guaranteed. China Eastern has promoted the application of mobile-based EFB (Electronic flight bag) since 2011 and became the first company to use EFB with CAAC's approval in 2013. In 2016, all types of China Eastern's airplanes were approved of using EFB. China Eastern thus became the world's fifth, and the first non-American airline company with paperless navigational data equipped on the whole fleet of all types. The number of passenger planes using EFB ranks first in Asia.



Navigational data withdrawal ceremony of China Eastern

Voice from stakeholders

The change from the paper age to electronic age not only improves the operating efficiency, but also makes up for the possible deficiency of human brain and further ensures flight safety. In addition, the adoption of EFB means each flight weighs one passenger lighter, which has positive effect in saving oil consumption and enterprise cost.

Hou Jianjun, Former General Manager of China Eastern Airlines Control Center

"Wise Dispatch" to help avoid volcanic ash

Located in Russia, Shiveluch is one of the world's most active volcanos. The volcanic ash after its eruption in December 2016 affected several flights of China Eastern severely. China Eastern has independently developed a dispatch operation monitoring system with functions like weather warning display, meteorological report analysis and graphical display; it could also conduct real-time monitoring of flight information. When Shiveluch erupted, the system sent the warning level, warning time and warning details immediately, and worked out alternative routes according to the conditions of flights to help them avoid the affected area and arrive smoothly.

China Eastern's dispatch operation monitoring system was launched in 2011, and obtained the patent certificate issued by the State Intellectual Property Office in July 2016. It is our first self-developed information system that has successfully obtained the software patent. This system improves the automation level of the efficient release and meticulous monitoring of dispatchers, and improves the operational safety level as well.

35

Safety

Flight Crew Construction

The crew is the backbone of each flight, and its qualification, capability and health are of great significance to civil aviation safety. We will always treat the team management as the fundamental element of flight safety, and constantly improve skills of the crew to make them better guardians of safe flight.

Capability Improvement

The high-level flight capability is prerequisite for safe flight. We uphold the guidelines for ensuring the training quality, cooperate with Shanghai Eastern Flight Training Co., Ltd on crew training, and work on building a high-quality crew through special actions for capability improvement, innovation in teaching mode, introduction of teaching hardware, and research on flight technology.


Capacity improvement special action
• Manual control of flight path
• Ability to spot typical malfunctions
• Communication ability
Innovating teaching model
• Opening captain preparatory class to enhancing the training of copilots
• Developing curricula targeting different aircraft models
Introducing teaching facilities
• Centralized purchasing of simulators of new aircraft models
Studying flight technologies
• Flight quality control and supervision standards
• Establishing "China Eastern Competence Model"
• Data-based self-adaption training management

Main measures to improve capability of the crew

"Captain Preparatory Class" to Cultivate High Qualified Captains

The captain is the soul of a flight, whose professional ethics, safety awareness, operational skills and working style mean a lot to flight safety. The flying hours of captains of medium-sized civil planes should be not less than 2,700 hours. To quickly improve the capbility and training quality of co-pilots, China Eastern set up a preparatory class in 2016, which provided intensive training for co-pilots with 1,500 to 2,000 flying hours so that they could fully comprehend the necessary knowledge and capability of a captain. The class would also have follow-up supervision, evaluation and training based on these co-pilots' performance. In 2016, the company held five sessions of the preparatory class, covering a total of 127 co-pilots. 112 co-pilots finally passed the examination.


Unit: Hours
90,853
99,121
120,255
2014
2015
2016

Training hours on simulators



Captain's decisive action turning the corner

On October 11, 2016, a flight conflict occured between two airplanes in Shanghai Hongqiao International Airport. He Chao, captain of the China Eastern, handled the hazardous situation decisively and properly so that a potential severe flight accident was avoided and 443 lives were saved without heavy loss of state-owned assets. He Chao was awarded the first-class merit by CAAC and won nation-wide praise.

Health Management

No matter what flight routes, flight time or weather conditions are, the crew should maintain good physical quality. China Eastern is concerned about the physical health of the crew, and carries out pre-flight physical examination to ensure they are in good health.

We have proceeded with the EAP (Employee Assistance Program) project by compiling EAP-related books, inviting well-known scholars to give lectures about psychological health, and organizing trainings themed "Human Self-Awareness", "Recognition of and Response to Psychological Crisis", "Our Life Experience", "Emotion Management and Stress Management" and "Explore Three Different "Me"". We have also introduced the V-Health platform integrating both physical and mental health to provide physical and psychological consultation for the crew and help them relieve mental pressure and improve emotion regulation, communication and emergency management.

1,398

Participants in EAP in 2016, 3 times of the number in the previous year

36
37

Expanding Innovation to Lead Development Innovation is the most important driving force for development. China Eastern always pursues innovation-driven development and keeps unleashing its vitality through innovation. The company, by adapting itself to the new situation, has worked hard on deepening innovation to step up its transformation. It has deepened the reform of state-owned enterprises by hitting a new balance between demand and supply thus satisfy the new demands of the society. The company has made a thorough change through technological renovation and open cooperation, building a new eco-system to provide global customers with better and smarter services. Innovation 38 CHINA EASTERN 39 Corporate Social Responsibility Report

Innovation

Innovation of Management

The innovation-driven development starts from the innovation of management system. Adhering to the "1232" new development strategy, China Eastern has pushed forward the supply-side structural reform and brought together quality resources to lay a systemic foundation and create a sound environment for innovation. In this way, the Company endeavors to ensure the continued growth of its business through the innovation of management.

Innovation of Organizational Structure

The establishment of business transformation platform

To fuel the transformation of business, the business Transformation Office was set up in 2013 to formulate the top-level design of passenger transport transformation planning, in which three business transformation paths were decided - developing value-added aviation services, integrated transport services and multi-platform cashing business. As a trial to explore comprehensive reform, China Eastern Airlines E-Business Co., Ltd., the world's first e-commerce with aviation industry background, was established in 2014, which has become the implementer of China Eastern's transformation strategy of becoming a "modern integrated air service provider".

China Eastern relies on the market-oriented Eastern E-commerce to explore and develop innovative business. Meanwhile, with the assistance of the Transformation Office, the Company also uses its advantage in resource as a state-owned enterprise to boost its business. Such an organizational design enables China Eastern to properly allocate resources and make timely response to market opportunities. The Company's development potential has been effectively tapped.

The establishment of the mechanism for promoting business transformation

In 2016, the Company formulated and released the *China Eastern Airlines Business Transformation Promoting Plan (Interim)*, and drafted the management regulation for the innovation incubation platform. By providing institutional guarantee for business transformation and innovation, the Company's management can be effectively improved.

By combining advanced tools like "Action Learning" with the actual situation of China Eastern in terms of transformation and innovation, the Company established a series of management mechanisms to serve as the institutional guarantee for furthering the implementation of innovation programs. The Company released the *Regulations of China Eastern Workshop Programs*, which helped the Company realize group management of workshop programs undertaken by intermediary and senior executives. The Company facilitated the launch of innovation and management programs, and approved 31 senior executive workshop programs and 180 intermediary executive workshop programs and completed their corresponding annual plans.

Cultivation of Innovative Talent

The cultivation of innovative leadership

The company organized and launched workshop programs for intermediary and senior executives, providing project methodology training for 83 project managers and 3-month training for 136 key project executors on project promotion. All intermediary and senior executives were trained to master lean management and Six Sigma to improve their management.

Stimulating employees' innovation ability

Employees' innovation ability and behavior is becoming an increasingly important factor that helps a company to expand business, improve efficiency and optimize working processes. China Eastern has kept promoting a series of"We are young - we win" contests with innovative forms and contents, and improved the RVS internal entrepreneurship mechanism. During the contest, the Company provided targeted training such as business planning for young employees to improve their innovation awareness and ability. In 2016, the Company organized"We are young-we win crowdsourcing" competition in which 43 innovation programs were collected. 5 of them, after reviews and roadshows, were to be incubated and implemented.

Furthermore, the Company also organized regular innovation salons for young people, and investigated the implementation of "mass entrepreneurship and innovation". It facilitated the establishment of innovation alliances and created a healthy environment for "mass entrepreneurship and innovation", which provided a constant comprehensive driving force for corporate growth.

283

"We are young - we win" serial projects, 6.58 times the number of the previous year

Related honors

"2016 Shanghai Outstanding CIO Team"

China Transportation New Technology and Innovation Application Award

The only pilot enterprise of national civil aviation informatization and industrialization

Wang Sija, Deputy Chief Information Office of China Eastern, was awarded "2016 Annual Contributor of Internet Technology Application in Civil Aviation", and was consecutively honored "Top 100 CIO of China"

Innovation of Information Technology

Aviation industry is undergoing the process of digitalization. By taking "Internet Based China Eastern" as the general goal of informatization, the Company has established necessary infrastructure and a global information service system. With information technology as one of the important means to fuel business and innovation, the Company works steadily to strengthen its core R&D and system delivery abilities with higher operation efficiency and better services.

97%

IT automation coverage rate in 2016, increasing 2% year on year

Marketing

- Accuracy rate of online income prediction reaching 97%, realizing automated management code sharing flights
- Promoting "three intelligent and three cyclic" (intelligent working hour arrangement, intelligent pricing, intelligent cabin operation; cyclic flight information disclosure, cyclic cabin seat opening, cyclic price release) to comprehensively increasing flight marketing efficiency

Operation

- Dispatch operation monitoring system certified by the State Intellectual Property Office

Logistics

- Supporting air freight transport to cover all freight sales areas of China Eastern
- Realizing intelligent prediction of cabin control system

Management and control

- The first airline to realize everyday real-time management of variable cost of each flight

Maintenance

- Integrated maintenance management platform
- CAAC pilot project of electronic signing of task card

Cabin security protection

- Developing flight attendant performance record system, purser evaluation system and video conference system for efficient information integration and transmission
- Optimizing flight attendant working hour arrangement system and granted National Copyright Administration's copyright for computer software

Flight

- The first large-scale Chinese airline to used EFB on all aircrafts
- Whole-process management of FRMS from pilot training to orientation training

Ground service

- Finishing the optimization of the transfer decision-making system model
- Realizing early warning on abnormal flights
- Self-help check-in for 60% domestic routes

Accomplishing the **39** clearance examinations from three dimensions of human, aircraft and environment, and ensuring **24**-hour real-time flight monitoring

Highlights of information application in China Eastern's eight business domains

40

41

Innovation

G4 Materiality Disclosure: G4-21

Promoting Reform and Transformation

China has been making constant efforts to promote and deepen the reform of SOEs so as to improve the competitiveness of state-owned economy and the sustainability of traditional SOEs. Meanwile, the informatization of aviation industry keeps urging airlines to break the original development pattern and find a new development path. In 2016, China Eastern took on the task of SOE reform and transformation, released the 2016 version of Suggestions on Deepening Reform Comprehensively after revision, in which 19 specific tasks and 5 supporting measures were approved. By transforming the corporate mechanisms and systems, the Company aims to establish a modern corporate system and improve the quality, efficiency and sustainability of development.

New cooperation mode, new business pattern

Air transport and online travel agencies (OTA) are complimentary by their nature in terms of their industrial chains, supply chains and value chains. In April, 2016, China Eastern and Ctrip reached strategic cooperation, aiming to open up the whole industrial chain of air transport and establish a new business pattern OOTA (Online Offline Travel Agent). By taking full advantage of their respective resources, the two sides can work together to share data, develop tourism products, exchange technologies and integrate their businesses, providing customers with integrated products to satisfy the demands of different level of customers.

The innovative cooperation between China Eastern and Ctrip was an exploration into the cooperation pattern between airlines and OTAs. It blazed new trails for traditional enterprises and modern internet enterprises to seek common success and to form a sound and sustainable aviation ecosphere.


中国东方航空与携程旅行网



On April 21, China Eastern and Ctrip signed the strategic cooperation agreement. Chairman Liu Shaoyong delivered an address on the ceremony

Optimizing industry structure

- Innovating core aviation business and making aviation the backbone in the development of national industries
- Promoting China United Airlines' transformation into a low-cost airline, establishing "multi-level and differentiated" aviation products and services, promoting market-oriented resource allocation, and pursuing a new innovation path of "mixed ownerships" and multiple brands
- Keeping promoting the reorganization and integration of China United Airlines with Hebei branch, Eastern Logistics and other sectors of China Eastern

Mixed ownership reform

- Introducing external strategic investment to stimulate corporate development
- In 2015, Delta Air Lines invested USD 450 million in China Eastern, becoming its largest overseas shareholder
- In 2016, China Eastern reached strategic cooperation on business, equity, capital market and other aspects with Ctrip.com

Major moves in China Eastern's reform and transformation

42

Innovation of Business Model

G4 Materiality Disclosure: G4-21

Influenced by the internet technology revolution, the upgrade of consumption demand and the change of production mode, the aviation industry is facing the challenge and chance brought by upgrading traditional transport services and improving the ability to create value. China Eastern made timely response to the market demand both at home and abroad, and via on its renovated technology and talent pool, China Eastern shifted its business model and expanded cross-border businesses, working constantly to improve the competitiveness of its industrial chain and customer value.

Improving customer stickiness by expanding platforms


Enhancing the developing of contact resources
Integrating service contact and external resources
Encouraging passenger flow among different platforms

Attracting customers' attention through advertising on tray table of cabin seats, handrails on airport shuttle buses, boarding gate, boarding pass, name card and other media

Designing diversified contact scenarios to attract customers, such as "New Year Lucky Bag", "China Eastern Helps Expressing Love on 5.20", "Folding Fan in Summer" and "Package for Big Bonus"

Giving full play to cross-industry cooperation such as cooperating with Tencent Games

China Eastern deeply exploits and promotes "contact resources"

Accelerating the construction of one-stop travel solutions platform

While strengthening its core passenger transport business, China Eastern keeps building the one-stop travel solutions platform, aiming to expand customer service from passenger transport to travel solution design. For the increasing demand of tourism, in 2016, China Eastern took advantage of its abundant resources and cooperated with local hotels and ground transportation service providers to offer passengers customized travel solutions, such as Hong Kong individual tour and European town package tour. Passengers can place an order directly on China Eastern's mobile APP.

Renovating freight transport business

China Eastern sets "becoming the most innovative logistics service provider" as its goal of freight transport development, aiming to provide customers with safe, efficient, precise, and convenient whole-process comprehensive logistics service. Relying on its airline network that covers the whole country and reaches to overseas places, China Eastern has provided sustained driving force and direction for its further transformation by adhering to the strategy of "One platform and two service providers" (namely "fast supply chain platform", "high-end logistics solutions service provider" and "integrated ground service provider).

43

Innovation Intelligent Innovation Traditional check-in counters can no longer meet passengers’ growing demand. Intelligent technologies are deeply inlaid into the service industry, which also requires a much more intelligent air service. China Eastern keeps implementing its internet strategy, and improving its service by applying information technologies. It not only provides customers with more intelligent, quality and comprehensive services and more values, but has gained an edge in the fierce market competition through differentiation.

 Improving Passengers’ Self-service Experience The Company has boosted the transformation and upgrading of its whole service chain by taking innovative technologies such as mobile connectivity as the driving force. In 2016, the Company further improved the online service model with intelligence as its core and manual work its supplement. The “telephone + internet platform” service operation system was initially established. While optimizing the original self-service functions such as self-check-in and self-help flight information printing, the Company also added other new online functions such as involuntary refund and rescheduling and services for special passengers, providing customers with more convenient and faster trips. 12.535million Self-help Mobile users in 2016, 7.2 times of luggage the previous year check-in Self-help refund and Self-help rescheduling 16.68 access to real-time flight Self-help check-in rate of situation international flights through all channels, a year-on-year increase of 11.98% Self-help check-in Self-help check-62.81 in through e-card Self-help check-in rate of international flights through all Search of channels, a year-on-year increase items left on of 15.7% Self-help the aircraft Luggage printing of flight information information search certificate Self-service functions provided by China Eastern Note: lost luggage search is currently available only on arriving fligts of a few airports Links Honors According to the survey by International Civil Aviation Organization (ICAO), 70% of passengers wish to print China Eastern APP was boarding pass remotely, 81% want to get access to their luggage information during the trip and 93% need honored “Most Popular real-time flight information. Airline Mobile APP among ——Source: 2016 Annual Report of ICAO Frequent Flyers” China Eastern launched e-card service in cooperation with Shanghai Hongqiao International Airport to save the waiting time of passengers without a luggage to check in Promoting Fly-Fi Service China Eastern launched Fly-Fi service on several routes in 2015. Since then, all of China Eastern’s planes 53 capable of providing Fly-Fi service were granted the permission to launch commercial operation test. China Eastern became the first airline in great China area to operate in-flight internet service in a large scale, ranking Aircrafts equipped with Fly-Fi at the first place in the region in terms of the fleet scale, the number of air routes and passengers served. function Fly-Fi service provides passengers with more entertainment options on board, and on the other hand, it helps the company ensure and improve its service quality and efficiency. For instance, the cloud video conference system based on Fly-Fi service makes it more convenient for cabin managers, crew members and flight 13,901 attendants on duty to hold conferences, ensuring that any emergency on board can be efficiently managed. During the 2016 Airshow China in Zhuhai, Feng Zhenglin, head of Civil Aviation Administration of China (CAAC), International and domestic flights had a video call through the Fly-Fi service with the MU586 crew flying from Los Angeles to Shanghai. equipped with Fly-Fi function 250,000 Fly-Fi service connects mother and son Passengers served through internet in 2016 In May, 2016, a Chinese American mother and his son were going to take China Eastern’s flight MU717 from Shanghai Pudong International Airport to Chicago when the son suddenly had a heart attack. The crew made an emergency call for ambulance to take him to the hospital. And in consideration of the health condition of his mother, the crew assisted her to fly to Chicago in advance. The crew used Fly-Fi service to keep the mother informed of the real-time situation of her son during the flight to try to ease her concern. This incident proved China Eastern’s qualified emergency rescue ability and showed the value of Fly-Fi service in emergency rescue.

Overall Consideration and Balanced Development Coordination is the inherent requirement for comprehensive development and the only way to realize sustainable development. With rapid expansion of the aviation industry, China Eastern faces a series of contradictions between insufficient control ability and rapid corporate development, service ability and customer expectation, which poses great challenges to the Company. We treat such imbalances in development seriously, considerate problems comprehensively and in a balanced manner, so as to correctly handle significant relations in development. By doing this, we intend to advance synchronous development among different regions to achieve fairer and higher quality sustainable development of the Company and society. Coordination 46 CHINA EASTERN 47 Corporate Social Responsibility Report

Coordination

Reinforcing the Management Foundation

Management improvement can effectively guarantee the coordination between management level and business development, and it is also a crucial approach to consolidate development achievements and strengthen the stamina for further advancement. Focusing on key sectors of the value chain, China Eastern seeks for higher development and better development.

853 hours

Average flight hours of pilots in 2016, a year-on-year increase of 2%

125:1

Ratio of crew members to aircrafts, a year-on-year decrease of 4%

Operation management

- Creating an intelligent decision-making platform to improve operation efficiency
- Adjusting flight route structure according to transport capacity
- Optimizing human resource structure

Flight management

- Allocating flight resources reasonably
- Training and preparing flight crew according to actual daily utilization rate

Service management

- Expanding quality audit to cover all branches
- Revising service manual and formulating measures for handling abnormal flights and flight spill
- Continuing benchmark analysis

Major measures to improve the Company's management in 2016



China Eastern
Industry average
Unit: Hours
10.03
9.88
9.80
9.50
9.50
9.40
2014
2015
2016

Aircraft daily utilization rate comparison between China Eastern and the industry

Data source: *Civil Aviation Flight Operation Efficiency Report 2015, Major Civil Aviation Transport and Production Indicators in December, 2016*

Informatization of flight management level

The Flight Resource Management System (FRMS), as electronic archives of the Company's pilots and data sources for automated scheduling, plays an important role in the field of flight management. In 2016, the Company, based on its advantages in information technology, optimized the system for more accurate information maintenance, and revised and released the application of FRMS; at the same time, we connected the flight training resource platform with the data in FRMS to ensure timely updating of all kinds of qualification information of our pilots, so as to meet the constantly changing needs of flight management efficiently.

Improving Customer Experience

2016 is the first year that Civil Aviation Administration (CAA) has proposed the idea of "Sincere Service". We have deeply recognized that improving customer experience is both a necessary approach to meet the growing demand for better services, and a key method to deepen supply-side reform and enhance the Company's core competitiveness. Oriented by customer experience, China Eastern makes thorough analyses and tries to find proper solutions to service problems, and enrichs the connotation and value of customer service. In this way, the "hard power" and "soft power" of service can be simultaneously improved, making the relation between customers and the Company more harmonious.

Voice from stakeholders

My home is in Hong Kong, but I usuallywork and live in Shanghai. I began to take China Eastern's flights in 1999, and nowadays, I take China Eastern's flights almost every one or two weeks, mostly traveling between Beijing and Shanghai. Over the past ten years or so, I have experienced continuous progress of their service, and what's the most impressive is that China Eastern staff are becoming more and more outstanding and considerate.

Liu Jingjia, the 100,000,000th passenger of China Eastern in 2016

Flight Punctuality Management

Flight punctuality is among the highest concerns of customers when referring to air transport, and it's also the key problem that Civil Aviation Authority trying to tackle in recent years. Flight delays are caused by a variety of complicated factors. The three major causes of flight delays in 2015 are air traffic control, weather and airlines, which account for 30.68%, 29.5% and 19.1% respectively *. In order to reduce delays caused by the Company itself, we will take the flight punctuality management as the focus of the Company's work. We will analyze problems of our operation and flights with high possibility of delay in order to inform passengers of the delay information at the first time and enhance our aviation service quality.

Decision-making management

Senior leaders conduct on-site command and guide take-offs according to conditions including weather

System and mechanism

Under the coordination of departments responsible for operation control system, ground service, technical support and air route planning, working teams were formed to manage frequently delayed flights in 9 major airports. According to joint meeting mechanism involving 4 parties, workshops have been held on a monthly basis to adjust flight planning and arrangement. More than 500 air routes were analyzed and adjusted

Coordinated process

Ground service	Flight failure	Flight attendant
The "5-Early" measure (early departure, early arrival, early stand-by, early reception, early close) has been implemented to ensure each and every process is 5 minutes ahead of due time	Measures have been taken to check and assess causes of flight failures	The minimum time span of duty handover by air service staff has been made clear

Measures to improve flight punctuality rate in 2016

89.7 points

Score of customer satisfaction degree in 2016, a year-on-year increase of 1.8 %

421,690

Copies of customer satisfaction questionnaire survey issued, a year-on-year increase of 28.9%

29.20 million

Passengers traveled with Chine Eastern in 2016, a year-in-year increase of 12.3%

*Data source: *Civil Aviation Flight Operation Efficiency Report 2015*

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49

Coordination

Taking the initiative to work out measures for flight normality rate increase

In the flight normality management conducted by the Company uniformly, all branches took the initiative. For examples, Sichuan branch set up a project team of "improving the normality of cabin door closing" and increased the normality of inaugural by 8%, and that of non-inaugural flights by 5%. The operation control system of Jiangxi branch jointed with pilots of the flight department and controllers of the local air traffic management bureau to carry out the exchanging activity of "Building a cross-border team, contributing to punctual service". In the exchange, they discussed issues related to flight punctuality and offered suggestions on improving the flight punctuality.


67.11%
68.09%
74.82%
2014
2015
2016

Normality of China Eastern flights

Note: the data are provided by CAAS and do not cover Shanghai Airlines and China United Airlines

When unavoidable abnormal situations happen, we rely on the Company's information and technology advantages to promise passengers timely access to the information about the relevant flight, and to support relevant demands of passengers after rescheduling. In 2016, valid notice rate on abnormal flights of China Eastern has reached 99%.

Expanding the coverage of message notification	Texting message notification for delayed flights under plan has reached all 161 domestic sites and 3 overseas sites Strictly requiring dealers to offer accurate passenger information
Enhancing efficiency of issuing flight delay certificate	Flight information certificate (flight delay certificate) can be accessed online and verified through the only serial number
Rescheduling delayed or canceled flights at all channels	Passengers can get a refund for the ticket of delayed or canceled flights that is purchased through any channels via mobile internet, cellphone app, vending machine. Refund will be paid to bank account or online account immediately

Measures to improve abnormal flight service in 2016


93.00%
94.30%
99.00%
2014
2015
2016

Valid notice rate on abnormal flights of China Eastern





50

Improving cabin services

In 2016, focusing on improving the weak cabin service, we improved the cabin environment, radio, meals and other aspects. As a result, the customer experience was obviously uplifted according to the result of the passenger satisfaction survey.

Cabin environment
- Revising *Sanitation Check List* and related work procedure tools
- Repairing and maintaining equipment without any delay; increasing reparation rate within 3 days
- Improved cabin washroom sanitary standards

Radio
- Replacing flight purser radio with recorded radio
- Streamlining radio content and reducing radio frequency
- Adding more languages

Meal
- Developing new dishes and improving test meal at home and abroad
- Improving meal ordering forms and adding remote ordering
- Improving tableware

Measures to improve cabin services in 2016

Raising luggage transport quality

Luggage transport is also one of passengers' major concerns. In 2016, the Company revised managementon compensations of abnormal luggage transport, and established the accountability system correspondingly. We also constructed the IT system for whole-process luggage transport management and developed a management system for luggage transport in hope of reducing problems like wrong packaging, wrong transport, and missing of luggage through whole-process scanning, thus improve the quality of luggage transport. Meanwhile, we have adopted centralized countermeasures against delayed luggage transport problems in Xi'an, Chengdu, Kunming, and Guangzhou airport terminals, and luggage damage problems in Beijing, Wuhan, Lanzhou, Tianjin, Lhasa, Harbin terminals.

When unavoidable abnormal situations happen to luggage transport, we strengthen the follow-up service to minimize the dissatisfaction of passengers sincerely. As for the luggage lost by the passengers, we use the passenger's seat information to find the valuable remnants on the plane to maximize the returning rate of lost objects.


Unit: Permyriad
28.16
26.75
26.19
2014
2015
2016

Rate of abnormal luggage transport of China Eastern

Note: the data do not cover Shanghai Airlines and China United Airlines

Facile service of the "Qiaoyan Team"

"Qiaoyan Team" (a service team of China Eastern) used intact parts on the damaged luggage boxes (such as handles, drawbars, wheels, etc.) to provided passengers to replace or repair damaged parts of passengers' luggage, helping passengers to save the waiting time for luggage company's time-consuming maintenance.

51

Accelerating Customer Response G4 Materiality Disclosure: G4-17, G4-20 Timely and effective response to customers is the foundation and important guarantee for improving customer experience. In 2016, we enhanced the problem handling and service capabilities of the call center. As a result, the average waiting time of passengers was shortened to 22.5 seconds, a year-on-year decrease of 50%; 19,261 online customers have received online service with 95.71% of them being successively handled; 2,505,927 items of intelligent robot Q & A were optimized with the accuracy of intelligent answer increased from 85% at the beginning of the year to 96%. Customer complaints and praises are the important channel for us Unit: Pieces to get their feedback. In order to improve the handling quality and management level of complaints and quick disposal cases, in 2016, the 12,419 Company released the "Regulations on the Management of Complaint Solution Rate and Quick Disposal Case Upgrading of China Eastern (2016)" , and handled customer complaints in a timely manner with no 5,216 major complaint with significant and negative impacts on the public 4,043 happening in the whole year. According to the statistics from Civil Aviation Authority, China Eastern received a total of 1,096 complaints (excluding China United Airlines) in 2016, half of which were related to 2014 2015 2016 flight delays, followed by ticketing, refund and luggage problems. In view of those problems, we did an in-depth analysis of their causes, Quantity of customer commendatory letters and made improvement plans to further enhance customer service received by China Eastern management and improve service quality. Serving Special Passengers We attach great significance to a comfortable travel experience of special passengers, and have constantly improved personalized and professional services for them, optimized the special service application channel and the ability to cope with emergencies during the trip. In the busy season of 2016 summer, Shanghai Hongqiao passenger service center of China Eastern created sincere service trilogy including C18 caring service counter, love area and love car to provide special passengers with warm and sincere services. 207,782 Special passengers in 2016, a year-on-year increase of 58% 95530 Hotline China Eastern official website China Eastern China Eastern M Website APP Four online apply channels for special services 通中国境内出 的国 航 的特殊旅客服 申 Categories of special passengers served by China Eastern Coordination Voice from stakeholders There are four features of the special services provided by China Eastern: 1. wide coverage of the route network; 2. 11 types of special services, more than other domestic airlines; 3. convenient application, saving time and efforts; 4. quick application response, receiving the reply on the same day. A customer who frequently applies for special services To enhance the ability to protect the health and safety of passengers, China Eastern proactively organized crew members to participate in the first aid training of the Chinese Red Cross and carried out air emergency training programs to continuously improve the staff’s first aid ability in the air. In 2016, the Company carried out six air emergency training programs (excluding those conducted by branches) and attracted 4,000 participants. Emergent return for saving a pregnant woman On February 25, 2016, after MU2363 flight of Shanxi branch took off 5 minutes, the crew received an emergency call from a pregnant woman passenger who showed dyspnea, hypoxia and other symptoms, and was in urgent need of immediate treatment. The crew members immediately monitored her vital signs, and did emergency treatment according to proper procedures. But the passengers did not get better which may cause her miscarriage. At the critical moment, the captain made a decision to return, and notified the ground staff to prepare for rescue. After hovering in the air to consume the fuel to the level fit for landing, the aircraft landed safely, and the pregnant women got the timely treatment. Voice from stakeholders It’s unbelievable to see such a “people-oriented” move regardless of the cost in China. I can’t imagine that the operation and management level of a state-owned enterprises could be so efficient, the crew could be so well-trained, and they could show such professional collaboration and attention to ensure the follow-up treatment of passengers after landing. Their respect to life makes me deeply shocked and moved! Mr. Yan, a passenger of the MU2363 flight on February 25, 2016

Coordination

Comprehensively Promoting Talents Development

Talents are the foundation and power for enterprises to realize long-term development, especially when the whole aviation industry in a context of comprehensive development, and when China Eastern is under transformation and rapid business development. It is the key to keep sustainable and healthy corporate development to systematically train different levels of high-quality and professional talents. With "shared development of employees and the Company" as our goal, we try to attract and nurture more talents to provide a strong support for the Company's long-term development.

5,355

Employees newly recruited in 2016

Enlarging the Talent Pool

To realize the Company's strategic objectives, we need to attract and motivate talents through systematic and targeted approaches. In 2016, China Eastern standardized and optimized the recruitment process and adopted a variety of channels to attract talents. We relied on the " Swallow, Wing, Flying and Eagle" programs to train talents at all levels, and used market-based incentives in some positions to stimulate organizational vitality and enhance the enthusiasm and efficiency of employees.


Attracting international talents
• Hiring the first female foreign captain
• Recruiting the first batch of flight attendants with Italian nationality
• Recruiting flight attendants from the Netherlands, Germany, Spain, France, Japan, South Korea, etc.
Special recruitment
• Recruiting security personnel from the army
• Recruiting staff from overseas universities through "Swallow Program"
Targeted cultivation
• Opening targeted training classes in 4 universities related to civil aviation

Diversified channels for attracting talents

" Swallow, Wing, Flying and Eagle" backup talents training system, as a personnel training mechanism with aviation features and corporate characteristics, has built a rapid growing channel for outstanding talents based on the principle of "hierarchy training, quick cultivation and staged growth". In 2016, Combined with the international development strategy of China Eastern, the third "Swallow Program" * overseas recruitment campaign was held, attracting 2,900 applicants from London, Los Angeles, New York, and Shanghai successively.

In addition, it was the first time to introduce the mentor system to the backup talent training program in 2016. We newly added the IDP (Individual Development Plan), optimized the action learning project, and highlighted the relevance between the project and Company's strategies. We also strengthened the interaction among the programs of Swallow, Wing, Flying and Eagle, and formed a cross-level and interdisciplinary project team to promote the project output, while allow individuals to develop their competence rapidly.

* For the "Swallow Program" trainees recruited from the fresh graduates, we adopted rapid training methods like guidance by senior executives, intensive training and rotation among different positions to make them become the principals of China Eastern functional departments, business departments and internal departments of branches.

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Innovating Training Mode

Under the guidance of the company's "internationalization" and "internet" strategy, we have developed and improved the enterprise-university training and management systems, based on which we gave full play to the advantages of the Company's informatization and integrated internal and external training resources to lay the foundation and provide support for comprehensive and harmonious development of the talent team. In 2016, the Company started the compilation of " *Management Manual of China Eastern Corporate University* "and "*China Eastern Corporate University Business Manual*"; besides, the Company revised the "*Training Management Regulation*", in which 28 related management systems were improved and revised.


Promoting internal training projects
• Establishing 3 associated R&D platforms and developing 37 specialized courses
• Holding China Eastern"Excellent Trainer"competition
Coordinating external training resources
• Recruiting part-time training staff
• Participating in SkyTeam Alliance training projects
Diversified self-learning platform
Integrating and updating learning. ceair.com and mobile classroom
WeChat class
450 articles published in 20 issues of China Eastern Management; added the supplement of Reserve Talents
6 series of books of China Eastern Management Practice
Online learning platform
WeChat
Industry trade magazine
Professional books

Innovative measures of the Company's training mode

Establishment of the intelligent park

In 2016, the upcoming Application Technology R&D center of China Eastern continued to promote the construction of the intelligent park. In the aspect of the hardware, we introduced facilities and equipment for the park, including crew and aviation security simulators and various teaching equipment. For the software, we launched the construction of the operating platform, One-Card system, cloud desktop technology, network communications and so on. At the same time, the Company gradually integrated China Eastern E-learning, Mobile Class and other online learning platforms with the intelligent park operating platform to open up a variety of learning channels for trainees.

Over RMB **40** million

Investment in training programs in 2016

G4 Materiality Disclosure: G4-17, G4-20

1,253

Training projects held in 2016

Note: excluding data of Eastern Technology and Shanghai Flight Training

G4 Materiality Disclosure: G4-17, G4-20

287,870

Participants in trainings in in 2016

Note: excluding data of Eastern Technology and Shanghai Flight Training

Approximately **39** hours

Average training hours in 2016

55

Coordination Developing Advanced Talents Technical personnel Managerial personnel The ever-changing development ● Combining training and ● Holding “Management Forum” environment puts forward higher ability assessment by utilizing ● Carrying out“Sailing Program”for 64 requirements for the ability professional ability assessment newly promoted managerial staff platform ● Introducing LSS (Lean Six Sigma) to and quality of the Company's Participants in seminars held ● Developing highly skilled talents intermediary and senior executive advanced talents. We provide a base workshop by GE and Rolls-Royce in platform for continuous growth ● Senior executives participating in 2016 seminars held by GE and Rolls-and development of advanced technology and management Royce talents to meet new opportunities and challenges. Measures for cultivation of advanced talents Coordinating Regional Development China has a vast territory and different regions have different natural conditions, resources and historical backgrounds, which cause great development gaps among different regions along time. In response the national strategies of comprehensively promoting development nationwide, "the Belt and Road Initiative", Beijing-Tianjin-Hebei coordinated development and developing the Yangtze River Economic Belt, China Eastern has provided convenient aviation services to speed up the flow of production factors, promote economic and cultural exchanges and advance coordinated regional development. Innovating cooperation model ● “Qinghai Model Operation network ● Establishing operation sites ● Promoting economy an ● Establishing branches (subsidiaries) trade ● Promoting talent exchange ● Creating jobs and contributing to tax Air route ● Enhancing cultural network ● Newly opened routes exchange ● All-around connectivity Methods to promote regional development As a backbone of national airlines, we take the problem of uncoordinated regional economic development into account, and make the greatest efforts to open routes to support local development in the western and other less-developed regions. Up to December, 2016, China Eastern had opened a total of 698 domestic routes, including 295 routes to the western provinces (Qinghai, Gansu, Inner Mongolia, Xinjiang, Tibet). Meantime, to promote the construction of "the Belt and Road", we newly opened 20 routes including Kunming - Sydney, Beijing - Bangkok and others in the counties along the Silk Road to build an Air Silk Road. Based on our newly-opened routes and to serve the all-around connectivity strategy, we reinforced the Shanghai core hub, Beijing hidden hub, and the route network of Kunming and Xi'an regional hubs to facilitate 13.378million the construction of regional hubs, improve the stability and efficiency of their operation, and create advantages through aggregation. In 2016, we set up a branch in Guangdong which is a significant strategy to serve User of all-around connectivity in national strategies, local economic development and corporate development simultaneously. 2016, a year-on-year increase of 24.4% The innovative “Qinghai Mode” In August, 2011, China Eastern and the Qinghai Provincial Government signed the "(Framework) Agreement on Jointly Promoting Strategic Cooperation in Developing Air Transport of Qinghai". At the end of the year, China Eastern and Qinghai Aviation Investment Corporation launched the cooperating. Qinghai introduced aircrafts and entrusted China Eastern with the management. The overall arrangement of routes were proposed by Qinghai Aviation Investment Corporation and put into implementation after negotiation with China Eastern. The "Qinghai Mode" has been established creatively in the aviation industry, and it has played an important role in the economic and social development of Qinghai aviation industry, tourism industry and three-dimensional transportation network, etc. As of the December, 2016, 25,800 flights had been opened in bilateral cooperation projects, which transported about 3.3 million passengers with the average loading rate reaching 79.28%. Since the cooperation, China Eastern has opened Beijing, Shanghai, Shenzhen, Kunming, Chengdu, Hong Kong and other routes in Xining Airport, organized and verified flying tests in six high plateau airports to ensure the smooth navigation of Huatugou and Guoluo Airport. Besides, we have launched the painted aircraft themed "Beautiful Qinghai” for further promotion of the image of Qinghai.

Deep Integration and Win-Win Development The in-depth development of world multi-polarization, economic globalization and the constant promotion of social informatization and cultural divsersity has led the world to share opportunities and profits, and achieve mutual benefit through opening up. China has also put forward strategies including “the Belt and Road” to build a new opening-up pattern. As China and the whole world is now standing at a new starting point of development and economic growth, China Eastern adheres to the concept of opening-up and develops comprehensive international strategies to strengthen foreign cooperation and communication. By doing this, China Eastern seeks to achieve mutual-benefit with other parties, and to promote the Company to achieve its goal of “Creating a world-class airline, building a happy China Eastern”. CHINA EASTERN 58 Corporate Social Responsibility Report Opening up

Opening up

Acceleration of Globalization

Internationalization is a concept of opening-up. It is conducive to the free flow of production factors in the international market, and also helps enterprises to obtain comparative advantages in different countries. China Eastern continues to broaden its horizon, carry out cross-border business, strengthen cooperation with partners in aviation industry and accelerate the globalization process of the Company. Through all these efforts, China Eastern strives to create strong endogenous power to ensure a strong guarantee for national strategies.

2016 international transport capacity increase rate

28.8%

2016 transport capacity increase rate in North America

62.3%

2016 transport capacity increase rate in Europe

25.5%

2016 transport capacity increase rate in Australia

39.5%

Global Operation

China Eastern continues to promote the "Pacific Plan" and the "Europe Profitability Plan" to meet market demand. The overall arrangement in Japanese and South Korean market, North American market, European market, Australian market and Southeast Asian market and other international routes and the newly-developed Kunming - Nanjing - Vancouver, Shanghai - Madrid, Beijing - Hangzhou - Sydney routes have optimized the structure of the Company's route network. The Company has realized significantly enhancement in the operation and service quality, and facilitated customers' access to the world.

In order to further optimize the market and better serve the foreign markets, China Eastern has set up five overseas marketing centers in Japan, South Korea, Europe, Australia, North America, and 59 overseas business divisions. Considering customers' needs, the Company has customized a series of overseas services to enhance service quality for foreign customers.

Expanding overseas services	Membership website	Call center
Expanding the VIP airport pick-up service to Los Angeles, New York, San Francisco and Chicago	Launch of the Korean website	Overseas call center in North America

Measures for the Company's oversea services

China Eastern acquired 50% stake of Melbourne CEA Flight Training Co., Ltd. (hereinafter referred to as Melbourne CEA). The Company has taken a reasonable control of Melbourne CEA and formed a five-year development plan. China Eastern managed to build the second flight base to ensure the long-term development of Melbourne CEA , and provide more flight talents to promote the Company's globalization process. In 2016, the first group of China Eastern's flight students successfully graduated from Melbourne CEA.

International Cooperation with Industrial Counterparts

G4 Materiality Disclosure: G4-21

Cooperation with industrial counterparts contributes to the expansion of the resource supply and their effective distribution to help the Company to go global. China Eastern makes full use of partners' resources to expand and strengthen code-sharing cooperation and strategic cooperation with Delta Airlines, Air France-KLM, Qantas and other world-class airlines. With the consolidated "Greater China Connection" normalized cooperation mechanism, China Eastern has expanded the route hub network, marketing network, and service security network, laying a solid foundation for the Company's international strategy.

Code sharing

- Expanding codeshare partnership within SkyTeam Alliance
- Carrying out codeshare with British Airways outside SkyTeam Alliance

Strategic cooperation

- Determining concrete cooperation contents with Delta Air Lines in Two Hundred Plan
- Enhancing cooperation with Air France-KLM to open new flight routes
- Promoting the cooperation with Qantas Airways
- Establishing strategic partnership with Czech Aeroholding

Joint operation in greater China

- Joining hands with China Airlines, China Southern Airlines and Xiamen Airlines to issue co-branded cards in Taiwan

China Eastern's cooperation with industrial counterparts in 2016


ST 20 - 02

The photo of flight attendant of airlines in SkyTeam

Increase rate of brand awareness in Los Angeles

19%

Increase rate of brand awareness in New York

20%

Increase rate of brand awareness in Paris

20%

Increase rate of brand awareness in Australia

19%

Data source: Nielsen, a market research firm

Promotion of International Brand Popularity

A good international brand image can be an effective international promotion for a company. It is also conducive to the Company's internationalization process. China Eastern continues to strengthen international brand promotion. The Company took the opening of new routes as opportunities, held products promotion in Chicago, Madrid, Amsterdam, Prague and other places, "Discover China" cultural tourism lectures in Singapore and on-campus concerts in Taipei. Through innovative promotions, China Eastern managed to enhance its brand awareness. In 2016, China Eastern Airlines was selected into the "The World's 500 most valuable brands 2016" by British brand organization Brand Finance for the first time.

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Opening up

Enriching the Connotation of Opening up

Enhancing the level of opening up is conducive to enriching the connotation of opening up and achieving mutually beneficial cooperation. China Eastern strengthens cooperation with industrial chain partners, governments and other organizations to meet the challenges faced in the industry's development. The Company shares the achievements of cooperation with partners add better fuel enterprises' development.

Industrial Chain Cooperation

China Eastern carries out in-depth cooperation with upstream and downstream partners along the industrial chain. The companies give full play to their respective advantages in resources to achieve complementary effect and share of resources in order to enhance the competitiveness of the industrial chain and promote its healthy development.

Aviation

- Signing an agreement with COMAC to become the first user of C919 large passenger aircraft
- Organizing senior executive training project and developing smart band jointly with General Electric

Tourism

- Signing an agreement with Ctrip for cooperation in low-cost travel, IT service, e-commerce and so on
- Signing a strategic cooperation agreement with Shanghai Disney Resort to launch flights of Disney theme and sponsor Disney Resort's development
- Starwood and China Eastern jointly launching the Eastern Explorer Rewards program
- Launching strategic cooperation with Booking to make it easier for passengers to book a hotel

Transportation

- Cooperating with Didi Chuxing in terms of product, marketing and other aspects
- Signing an agreement with COSCO to cooperate in terms of logistics and passenger transport
- Signing an agreement with Capital Airport Group Corporation to participate in the construction of the new airport in Beijing
- Cooperating and railway and highway organizations to launch air-railway and air-bus products

China Eastern's cooperation with different industries

Cooperation with SAFRAN to build world-class landing gear maintenance center

The increasing number of aircrafts in China provides broad market space for sectors related to landing gears. In November 2016, China Eastern and Safran Landing Systems jointly set up China's largest landing gear joint venture to create a world-class landing gear maintenance center and achieve greater development in the industrial chain and value chain.



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Voice from stakeholders

China Eastern became the first user of the C919 in the world. This helps us acquire and absorb suggestions and opinions in a timely manner, implement the customer's ideas and help them become familiar with the new aircraft products as soon as possible. This provides valuable experience for our introduction of products and promotes market development in the future. It is also an important cooperation which could contribute to the development of civil aviation industry.

Dong Tiehong, deputy general manager of COMAC's sales and marketing department

Cooperation with Governments

China Eastern actively cooperates with local governments to jointly promote the construction of local integrated transport system and civil aviation development. The cooperation accelerates the upgrading of local industrial structure, improves local investment environment and contributes to the opening-up. In 2016, China Eastern signed a number of cooperation agreements with local governments of Shigatse, Yantai, Qingdao, Xi'an, Wuxi, Yichang and other cities to develop local cultural tourism, economic and trade exchanges, and local transportation network.

Cooperating with local governments to build an "Air Silk Road"

With the implementation of the "the Belt and Road Initiative", Xi'an has become the central area and important node of "the Belt and Road". Its position as a logistics hub has also become more and more important.

China Eastern signed a strategic cooperation framework agreement with Shaanxi Provincial Government and Xi'an Municipal Government to jointly promote the construction of "Air Silk Road". In December, 2016, China Eastern launched the first international direct route in the northwest region from Xi'an to Amsterdam. The route became the first symbolic achievement of the cooperation between China Eastern and Shaanxi Provincial Government and Xi'an Municipal Government, which directly links Xi'an and the international market and promotes the development of the city's export-oriented economy.

Cross-Industry Cooperation

Through cross-sector cooperation with enterprises from different fields, China Eastern and its partners take advantage of their own resources and highlight synergetic effect to consolidate and expand their advantages while jointly exploit the market. In 2016, the Company launched a joint credit card with the Bank of China, China Union Pay and other financial institutions. The Company also carried out cooperation in information and communication, energy saving, new energy vehicles and other areas with China Potevio and cooperated with Bright Food (Group) in supply chain area. Through strengthened industrial linkage with partners, China Eastern strives to promote industrial upgrading and development.

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Respecting Nature for Sustainable Development As green low-carbon development has become a global consensus, China Eastern bears the responsibility of its own rapid development as well as protecting ecological environment. We will integrate green development concept into all aspects of corporate development, face the adverse impacts on the environment caused by the development of the Company. The Company actively strengthens energy-saving and emission reduction to achieve green sustainable development while contributing to sustainable development of the industry and construction of social ecological civilization. Green Development 64 CHINA EASTERN 65 Corporate Social Responsibility Report

Green Development

Environmental Management Improvement

Environmental management is the basis of green development. China Eastern strives to improve its organization, plan and system of environmental management over the whole process of environmental management. While strengthening the construction of energy management technology platform, the Company also actively promotes carbon-emission management to advocate energy saving and emission reduction and contribute to green and sustainable development.

Governance level	Aviation Safety and Environment Committee Aviation Safety and Environment Committee is set under the Board of Directors. It carries regular researches, audits, propose suggestions, and conduct supervision over major environmental issues related to aviation-related carbon emission at home and abroad through regular meetings
Management level	Energy Saving and Emission Reduction Leading Group The General Manager is the head of the Group. There is an office set under the Group
Execution level	Three-level management network system The system comprises management personnel from functional department, management sector of all secondary departments, and management personnel at different positions. Through this system, Planning and Development Department constantly carries out environmental protection work with a focus on energy saving and emission reduction

Energy management system of the company

Energy saving through plan

Formulating a comprehensive energy management plan;

Improving *Regulations on Energy Saving and Emission Reduction*, *Regulations on Energy Management (Trial)*, and *Regulations on Carbon Emission (Trial)*.

Energy saving through system

Based on the performance system and the three-level management network system, spreading the routine energy management and energy saving approaches among all departments and affiliates, and including energy saving and emission reduction indicators into performance appraisal.

The Company's measures to improve energy management

As one of the first batch of airlines which have been listed in Shanghai carbon trading pilots, China Eastern conscientiously fulfills the carbon emission control responsibility and improves the carbon emission management system. The Company has actively completed the carbon emission quota clearance for three consecutive years, hired third-party verification agencies to issue carbon emissions verification report, and actively cooperated with the Civil Aviation Authority to carry out national carbon trade research.

Combating Climate Change

During the operation of airlines, carbon dioxide and other emissions caused by the use of aviation fuel have an inevitably impact on the climate. As a leading aviation enterprise, China Eastern has been adhering to the ecological development concept of "green flight, scientific environmental protection". The Company adheres to the scientific energy-saving and structural emission reduction. Taking full protection of flight safety as the prerequisite, the Company strives to explore green operation modes with low carbon emission. Focusing on controlling of energy use in operation, the Company promotes the development of green aviation and contributes to deal with climate change.

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Improving Fuel Efficiency

Improving fuel efficiency is an important measure for airline's emission-reduction. Through effective optimization of technologies, fleets and operation, the Company focused on reducing fuel consumption to achieve energy saving and emission reduction. As the proportion of passenger aircraft continues to increase, tons of fuel consumption per kilometer of fleet slightly increased from 2014 to 2016 while the continuous decrease of unit passenger fuel consumption conforms to ICAO's goal of 2% increase of annual average fuel efficiency.


Energy consumption per unit of transport capacity
Energy consumption per unit of passenger capacity
Unit: Kg/100 passengers-km
3.70
3.63
3.55
Unit: Tons/10,000km
2.95
3.00
3.01
2014
2015
2016

China Eastern Airlines aviation fuel efficiency

Technology optimization

- Installing winglet and sharklet
- Engine improving
- Washing engines with water
- Replacing APU (auxiliary power unit) with mobile ground power source

20,000 tons
Aviation fuel saved in 2016

63,000 tons
Reduced emission of CO_2 in 2016

Fleet optimization

- Orderly elimination of old aircrafts
- Effectively selecting aircrafts according to flight route
- Reducing types aircraft

26
Old aircrafts eliminated in 2016

Operation optimization

- Direct operation cost control and CI (cost index) flight policies
- Increasing the utilization rate of temporary domestic routes to shorten flight distance
- Optimizing flight routes
- Controlling and managing operation through big data analysis

Cost control and CI flight policies

8.2 tons
Aviation fuel saved in 2016

25.8 tons
Reduced emission of CO_2 in 2016

Flight route optimization projects

8,700 tons
Aviation fuel saved in 2016

27,000 tons
Reduced emission of CO_2 in 2016

Ways to increase fuel efficiency

Managing and Controlling Energy Consumption in Operation

Monitoring and controlling energy consumption is the basis and an important part of energy management. In 2016, China Eastern improved its ground fixed energy consumption monitoring platform, ground mobile source detection platform, aviation fuel consumption statistical platform and other environmental management technology platform. The Company focused on the construction of ground energy consumption monitoring system. The system uses the framework of Shanghai's municipal monitoring platform, which will become a group-scaled platform to monitor energy use in building, mobile sources (vehicles, planes), and environment (air, sewage).

Related honor

China Eastern's energy consumption monitoring platform was honored Energy Saving and Emission Reduction Demonstration Project of Transportation Industry of Shanghai Municipality during the 12th Five-Year Plan

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Green Development

Pollution Prevention and Control

Pollution prevention and control is an important measure to achieve green development. We are keenly aware of the negative and destructive impact of environmental pollution. Therefore, we tried our best to properly handle waste and emissions to reduce the impact from the operational aspects on the environment, and create a harmonious ecological environment.

Waste Management

The Company strictly manages wastes generated in production and operation. According to *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes*, *Regulations on the Safe Management of Hazardous Chemicals*, *Directory of National Hazardous Wastes (2016 Revision)*, *Law of the People's Republic of China on Prevention and Control of Water Pollution* and *Regulation on Urban Drainage and Sewage Treatment*, the Company has handled waste in a proper way. In 2016, the Company cooperated with municipal sewage treatment system to transform the 12 plots in the east part of Shanghai Hongqiao International Airport. Through the transformation, 9.5km of pipeline had been laid and 17 new monitoring wells had been built.



Unit: 1,000 tons
5,071
4,778
4,730
2014
2015
2016

Discharge amount of sewage

30.5 tons

Hazardous and toxic waste (including packaging of chemicals, hydraulic oil, lubricant, batteries, light tubes etc.) treated in 2016



Sewage: related departments of the municipal government
Waste treatment
Hazardous waste: certified third-party organizations
Waste oil (aviation kerosene), garbage of the cabin and packaging of products offered on board: recycling

Measures for waste treatment

Disposal of High-Pollution Vehicles

According to the requirements of the *Shanghai Clean Air Action Plan (2013-2017)*, *Regulations on the Prevention and Control of Air Pollution in Shanghai* and *the Opinions on Promoting the Prevention and Control of Atmospheric Pollution by Non-road Mobile Machinery in the Municipality*, the Company established a pollution vehicle disposal special leading group and working group to promote the disposal of high-pollution vehicles and other related work. In 2016, the Company completed scrapped work of all 144 yellow label vehicles, disposal of four high-pollution special vehicle, technical transformation of two cargo lift platform cars, help vehicles to meet Shanghai's emission standards.

Sustainable Utilization of Resources

We uphold the energy-saving principle in our daily operation, improve sustainable utilization of resources through saving resources include water, electricity and office paper. In 2016, Beijing Branch built rainwater recycling system in maintenance area by the west of Beijing Capital International Airport. The system mainly consists of permeable pavement, concave green space, rainwater storage facilities and water pouring system. The total storage capacity of the impounding reservoir reaches 677 cubic meters. Through China Eastern's technology for wide-body machine to use water wax dry cleaning instead of water washing, each machine can save about 70 tons of water from the next year.

5,256,200 tons

Water consumption of 2016, a year-on-year decrease of 1%

Enhancing Environmental Awareness

Energy-saving and environmental protection is closely related to daily work and life. China Eastern advocates and implements the environmental protection initiatives, calling on all employees to have a low-carbon lifestyle and to create a green office. Meanwhile, the Company also promotes the environmental awareness to its passengers and the general public through a variety of activities in a bid to create a green environment. In 2016, the Company launched a publicity campaign (from June 12 to 18) themed "Green Flight with Innovation in Low-Carbon", which significantly boosted the employees" awareness of energy saving and emission reduction.





"World Earth Day" flash mob public welfare activity

On the World Earth Day on April 22, young employees from Qingdao Flight Department and Cabin Service Department of Shandong branch brought a public welfare flash mob show themed "Live and Cherish a Green Life" to tourists in Qingdao Liuting International Airport. Through environmental uniforms show, low-carbon green shopping bags giving, the Company advocated the public to save resources and live a green life.

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Going Forward Hand in Hand for Harmonious Development Enterprises are social citizens with an ultimate objective to increase people’s livelihood and promote the overall progress of the society. In the sixty years of development, China Eastern has made outstanding achievements by the dedication and hard work of the employees, great help of partners, and full backing of the community. We have been appreciative for all the help we have received. It is our responsibility and mission to pursue mutual benefit, create shared values and advance on a path to a sustainable future with stakeholders. 70 CHINA EASTERN 71 Corporate Social Responsibility Report CHINA EASTERN 71 Corporate Social Responsibility Report

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Targeted Poverty Alleviation

Following the guidance of the Central Work Conference on Development-oriented Poverty Reduction and Fixed-point Poverty Alleviation by Central and State Organs and Relevant Units, China Eastern has insisted on targeted poverty alleviation. By taking comprehensive consideration of the situation of poor counties and giving full play to the advantages as an airline, we have improved the scientific assistance system, innovated assistance approaches and comprehensively arranged resource distribution. In order to realize comprehensive development of poverty-stricken areas, we have increased the input of money, intelligence and technology, and provided information and policy support in multiple levels and forms.


东航援建双江自治县细些拉祜族文化




Ma Xulun, general manager of China Eastern, conducted targeted poverty alleviation in the Autonomous County of Shuangjiang in Yunnan Province

G4 Materiality Disclosure: G4-17, G4-20

Related honor

China Eastern Group was honored "Exemplary Enterprise of Targeted Poverty Alleviation" by World Philanthropy Forum – Sub-forum of Targeted Poverty Alleviation of Enterprises on September 5, 2016

10.336 million yuan

Poverty alleviation fund of China Eastern Group in 2016 (including goods and materials)

Developing a sustainable poverty eradication path through the model of poverty alleviation base

China Eastern has joined hands with China Foundation for Disabled Persons to create the project themed "Love Gathering – Rural Disabled Persons Poverty Alleviation Base". The project covers assistance-oriented ecological farms, plants for preliminary processing of tea, massage centers of the blind, rehabilitation centers for the disabled, and Hongyuan Chicken Farm of Shungjiang County. The innovative business model has provided a new platform for the entrepreneurship of disabled people.

By now, 21 disable people have been offered new jobs in Nimen Ecological Farm, Yuming Tea Preliminary Processing Plant and Blind Massage Center based in Cangyuan Autonomous County. Mengdong Community Home-Based Elderly Care Center has served 2,420 disabled and aged people, offering another poverty alleviation path for locals.

Establishing and improving systems	• Establishing and improving systems to complete the policy system • Planning the working process, enhancing internal and external publicity and spreading poverty alleviation experience	Promoting support for education	• Implementing "Love in China Eastern -Hands in Hands with Lincang" 3+X education aid project
Conducting poverty alleviation with aviation features	• Relying on the existing advantageous aviation resources to build up an aviation network at the border	Promoting transformation and development of local area	• Introducing customized tourism products with distinct local features to promote the two counties' development in tourism and economy
Promoting targeted poverty alleviation	• Supporting local industrial development • Conducting field surveys to learn about local conditions • Constructing high-quality residence to supporting new-type agriculture	Information platform building	• Inviting local responsible personnel for communication in Shanghai to work out assistance measures • Dispatching cadres to local area to explore the front line

Anti-poverty measures of the Company

Headquarters	Gansu branch	China Eastern Yunnan	China Eastern Jiangsu	Jiangxi branch
Sahungjiang and Cangyuan Counties, Linjiang City, Yunnan Provinces	Wangpu Township of Qinan County and Manlu Township of Linxia County, Tianshui City, Gansu	Xiaozhongdian Town, Shangri-La City	Luowei Townshio, Sucheng District, Suqian City	Shangtang Township, Wuning County

Poverty alleviation points of the headquarters and different branches

China Eastern undertook professional tasks, including calibration for new airport in Cangyuan Va Autonomous County and the flight test etc., and actively coordinated issues after the airport was put into use. On the October 25, Yunnan branch of China Eastern successfully accomplished the flight test at Cangyuan Washan Airport, which was meaningful for promoting the fast and steady development of regional economy.


热烈庆祝沧源佤山机场试飞圆满成功!

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Sharing Happiness with Employees

Employees are the builders and contributors in corporate development. We are always devoted to promoting the well-being of employees and protecting their interests. It's our responsibility to guarantee employees a sense of belonging and happiness. By fully motivating employees' enthusiasm and creativity, we integrate employees' wisdom and strength to form the great driving force for sustainable development of the Company.

Enjoying Rights & Interests and Benefits

Protecting the legal rights and interests of employees to the largest extent and providing them with proper benefits is conducive to the construction of a harmonious labor relationship. The Company strictly complies with the *Labor Law* and other regulations and international conventions on human rights and labor standards, adheres to employment principles of equality and fairness, respects and protects human rights, and forbids child and forced labor of any form.

89,453

Rational suggestions from employees in 2016, a year-on-year increase of 13.77%

89.6%

Rate of rational suggestions adopted by the company in 2016, a year-on-year increase of 15.37%

Staff congress

Soliciting proposals

Meeting among team heads

Social network platforms

Voice of the youth

"Youth at China Eastern" WeChat official account

Rational suggestions

Evaluation experts offering rational suggestions

Channels for listening to employees


Graduate and above
2.1%
Other
23.4%
Undergraduate
38.7%
Junior college
35.8%

Academic background


41-50 years old
19.9%
Over 51 years old
8.3%
31-40 years old
32.3%
Below 30 years old
39.5%

Ages


Management officers 5.3%
Ground service staff and others 39.4%
Crew and other flight attendants 20.6%
Flight Crew 9.0%
Maintenance staff 15.4%
IT staff 1.1%
Control staff 2.9%
Marketing and sales 6.3%

In-service employees


Unit: Yuan
local
China Eastern
2,190
4,433
1,890
4,133
1,570
4,003
1,480
3,913
Shanghai
Beijing
Kunming
Xi'an

Comparison of the starting salary of employees with contracts and the local minimum wage

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In the year of 2016, in order to improve our service quality and capability, Employee Service Center promoted the E-evaluation system of staff service satisfaction and developed the WeChat service platform to provide diversified online services for employees. Employee Service Center also provides preferential offers and "Happy China Eastern" serial products and other value-added services for employees through external cooperation, such as the cooperation with Suning and China Construction Bank. Furthermore, a Dispatch Center has been founded in Pudong to transport crew members at fixed time and location for their convenient commuting and improved experience.

Enjoying Health and Safety

The Company strictly complies with laws and regulations as well as provisions in collective agreements on working condition and working hours, and arranges staff's working hours reasonably. We have constantly improved *Pilot Health Hierarchical Management Approach*, *Aircrew Physical Examination Records Management Regulations* and so on. Adhering to national regulations, the Company provides security protection facilities such as radiation-proof suits etc. for employees, organizes health and recuperation programs among pilots and flight attendants, conducts publicity about knowledge about occupational diseases, organizes regular health examinations and establishes health records for employees.

In 2016, the Company established 8 recuperation points with nearby ones included. 22,538 employees participated in the recuperation program.


EAP Project
Psychological health lectures
National qualification training of psychological counselling positions among management personnel

Ways to improve the psychological health of employees

Enjoying Excellence and Warmth

RMB 2.88 million

Investment in assisting employees with financial difficulties in 2016, an increase of 13.26%

In 2016, in order to enrich employee's life and make more employees able to share our happiness, we organized diversified cultural and sports activities including reading and calligraphic workshops, the badminton match, singing competition etc.






the Youth" platform
Youth Innovation Salons
Youth MUMU Tea
"Guide for Youth Thinking" theme activities
"Youth at China Eastern" WeChat official account

Caring for young employees

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60 ANNIVERSARY CHINA EASTERN

Sharing

Win-Win Cooperation with Partners

G4 Materiality Disclosure: G4-21

To achieve sustainable development is the common responsibility of all enterprises along the value chain including China Eastern. The company has established a fair and win-win cooperative partnership with a forward-looking vision. When our own responsibilities are properly fulfilled, we hope to transmit our experience to our partners such as suppliers and dealers, so that we can fulfill responsibilities with joint hands and share the fruits of development together.

Supply Chain Responsibility

China Eastern actively promotes responsible purchasing, and has formulated *Procurement Regulation of China Eastern Airlines Corporation Limited* and *Detailed Rule for Procurement of China Eastern Airlines Corporation Limited*. The Company has improved the strict access and evaluation mechanism, enhanced requirements of suppliers' environmental protection, social contribution and employment system, and strengthened qualification inspecting. New suppliers are required to sign the *Letter of Commitment on Social Responsibility*. Bonus marks are given to the suppliers who had been actively fulfilling social responsibility during the appraisal. China Eastern has established a communication mechanism with long-term cooperating suppliers. Through mutual high-level visits and performance evaluations, suppliers are helped to grow and expand the space for cooperation.

The Company supports local procurement, provides small-sized suppliers with cooperation opportunities and managerial experience, and helps local suppliers develop healthily.

Voice from stakeholders

China Eastern sets reasonable product standards and has high management capability. The high management requirements for suppliers can also accelerate suppliers' advancement.

Liu Weiping, sales representative, Shaoxing Jinyong Textile Co., Ltd.

Unit: No.

Number of suppliers by region

China United Airlines and Hebei	Zhejiang	Yunnan	Northwestern China	Wuhan	Sichuan	Shanxi	Shandong	Jiangxi	Jiangsu	Gansu	Beijing	Anhui	Shanghai
87	83	89	88	72	72	69	103	68	63	81	98	64	422

Suppliers of Shanghai includes Shanghai Airlines, Shanghai Flight Training and Eastern Logistics

1,459

Total suppliers in 2016

Note: the data do not cover suppliers of aircrafts, infrastructure and medicine.

3,587

Domestic dealers in 2016

692

International dealers in 2016

Supporting Dealers' Development

In 2016, the Company set up the sales supporting division for better management of dealers . It also formulated and released *Cooperation Agreement of China Eastern with B2B Websites on Electronic Ticket Sales (2016)* and *Sales Agency Agreement of Domestic Passenger Transportation (2016)* etc. An incentive mechanism has also been established for dealers. Hierarchical management of dealers and localized management help regularize the order of dealer service market in civil aviation, and also help dealers achieve sustainable development.

Taking the lead in promoting Client Rescue Plan in civil aviation

In 2016, learning from international advanced experience, China Eastern formulated and implemented *Regulation on Client Rescue Plan (hereafter referred to as Rescue Plan)*, and became the first Chinese airline to launch management measures for dealer incentive. The Company provides comprehensive sales support to dealers through the *Rescue Plan*, thus providing more refined and suitable products and services for clients.

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Promoting Industrial Development

G4 Materiality Disclosure: G4-21

The healthy and sustainable development of the industry is at the stake of all civil aviation enterprises. As a leading enterprise in China civil aviation, China Eastern not only concerns its own growth, but also pays attention to the development of the whole industry. The Company is devoted to promoting the industrial progress with its advantageous resources.

Cultivating Industrial Talents

Talents are the driving force industrial development. As the senior talents cultivation base in Shanghai, the Company is devoted to developing a platform for talents training and communication for the creation of an enabling environment for the growth of skilled talents. Based on its own training qualification, the Company has cooperated with partners in the industrial chain such as COMAC to train talents in order to build up a talent pool of civil aviation and drive incremental improvements of the industry's technological level. In 2016, the Company organized 448 external trainings for 9,048 persons, with the satisfaction rate of 99.7% among the third party.

The Company upholds the school-enterprise collaboration mode for cultivating professional talents. For the purpose of cultivating industrial talents and accumulating the driving force for the industry, China Eastern established "China Eastern-Wenlai Middle School Flight Experimental Class" where students are taught diversified special aviation courses.

Cultivating professional talents through school-enterprise collaboration

In February, 2016, China Eastern Wuhan and Wuhan City Vocational College officially signed a strategic cooperation agreement and launched co-operation projects. China Eastern Wuhan became the practice base for students of the college, and the college became a further training base for China Eastern employees. Wuhan branch established "China Eastern Class" to train flight security personnel for the Company. The two sides jointly established "Professional Teaching Guiding Committee", which created opportunities for "double qualified teachers" to practice and be trained, and cultivated talents of airline service and civil aviation transportation to meet the needs of enterprises' development.

Setting up Industrial Standard

China Eastern has joined many industrial associations such as China Air Transport Association (CATA)etc. The Company is dedicated to formulating and trying out industrial standards to the orderly and healthy development of the industry. In 2016, China Eastern undertook some subject projects including *Study on Research of Judicial Adjudication Law Adaption in Civil Aviation Industry* by CAAC. We also put forward the researches on the reform of market allocation in flight time table and unexpected mass incidents of domestic airlines. The Company also published *Study of Selected Aviation Law Cases in China* with other major airlines.

Voice from stakeholders

China Eastern is the first airline that has passed ICAO standard in China and an airline that has been qualified as large-scale by SMS of CAAC. The Company owns a group of international safety management experts and executives, who enjoy a high reputation in the industry. To enhance security management, the Company has established a flight safety institute, which, with the help of cloud technology and big data, can solve operation problems and eliminate operation. Numerous pilot projects related to new safety technologies in civil aviation were first tried and implemented by China Eastern, which provided experiences for formulating and implementing the standard of the industry as well as helped the Company obtain innovative achievements first and preemptive advantages, thus contributing to the reform and development of civil aviation.

Gu Qing, Director, Qualification Management Office, CAAC East China Regional Administration

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Sharing Sharing Harmonious Community The long-term and steady development of China Eastern is inseparable from the trust, understanding and 145,300 support from all stakeholders and people in all walks of life. We are devoted to social welfare activities, and hours spread love and share the achievement of harmonious development with the society. Service hours of “Love in China Eastern” public welfare project in 2016, a year-on-year increase of 49.3% “Love in China Eastern” Public Welfare Campaign To push improve the management of public welfare projects and their process, the Company strengthened 90,999 volunteer management of public welfare projects, and formulated and improved the related regulations, such as Management Measures on Application of “Love in China Eastern” Public Welfare Activities and People received help in Love in China Articles for “Love in China Eastern” Registered Volunteers. The modes for volunteer activities which Eastern” social welfare project in 2016, are divided into 5 categories and 18 subcategories including community service, student aid program, 2.27 times of the number in the previous transportation and travel service, and significant guarantee program have been well-established, through year which the Company provides care and help for vulnerable group continuously. “Love in China Eastern Integrity Ticket ” In March, 2016, the project of “Love in China Eastern Integrity Ticket ” and “Western Project” of the Central Committee of Communist Youth League formally signed the cooperation agreement, through which China Eastern will provide 2,700 round-trip “Integrity Tickets” for volunteers of “Western Project” in three years to help young students to achieve the ideal of serving our country. The project of “Love in China Eastern Integrity Ticket ” won the bronze prize in the 3rd Chinese Youth Volunteer Service Project Competition, and is selected into the incentives list of Action Plan on Implementing Joint Incentive for Trustworthy Young Volunteers and Accelerating the Construction of Youth Credit System which is jointly issued by 51 ministries and commissions of CPC Central Committee and the State Council. China Eastern was awarded the title of “Support Partner of China Youth Integrity Action”. Voice from stakeholders “Integrity Ticket” relieves financial pressure for aspiring young people who desire to know about the whole country. Additionally, it also teaches us to dedicate and be grateful. A Fudan University Student from Xinjiang Inviting students to Youth volunteer “Seven-Color Classroom” visit China Eastern public welfare Student aid Bringing civil program to bring fine arts, and social science activities aviation culture English and other classes exhibition venues to schools to schools Five forms of poverty alleviation through Education of “Love in China Eastern Realizing the Dream of Going to School” Yantai Sales Division held the second social welfare activity of Serial public welfare activities of “Flying Swallow”: 10th “Love in China Eastern Flying Together” anniversary of Huayangnian Hope Primary School. Guaranteeing Special Flights As an essential part of the public transportation system and emergency rescue system, civil aviation plays an important role in ensuring the smooth progress of major events and the stable development of the society. 204 China Eastern has been committed to the mission and made contributions to the development of the country, regions and social harmony by taking important transportation and emergency rescue flight missions. Flights of special missions in 2016, a year-on-year increase of 92.4% Guaranteeing the flights of G20 From September 4 to 5, 2016, G20 Summit was held in Hangzhou. During the summit, the Company successfully accomplished 127 flights for VIP passengers and 48 charted flights to guarantee the transport of 695 VIP passengers. The Company was highly praised by the Ministry of Foreign Affairs and embassies who entrusted China Eastern the flight mission.

Appendix Appendix Performance Indicators Data Indicators Unit 2014 2015 2016 Aircraft in operation No. 497 535 581 Average age of aircrafts Years 6.10 5.42 5.39 Transportation turnover Billion ton kilometers 16.12 17.82 19.71 General The number of passengers carried Million 83.81 93.78 101.74 Performance Cargo, parcel and mail volume Million tons 1.363 1.399 1.395 The number of routes Routes 870 896 936 The number of countries and No. 177 179 177 regions The number of destinations No. 1,052 1,057 1,062 Total asserts Billion yuan 163.542 195.709 210.051 Operating revenue Billion yuan 89.746 93.844 98.560 Total profit Billion yuan 4.120 5.671 6.507 Utilization rate of aircrafts Hours 9.88 10.03 9.80 Economy Taxes and fees Billion yuan 6.832 9.038 11.013 Interest expense Billion yuan 2.580 3.205 3.448 Contract compliance rate % 100% 100% 100% The number of suppliers No. - 747 1,459 The number of dealers No. - - 2,998 Safe flight hours Million hours 1.625 1.804 1.956 Incident rate per ten thousand hours No. 0.074 0.025 0.072 Safety Training hours on simulators Hours 90,853 99,121 120,255 Severe maintenance errors No. - 0 2 The number of frequent flyer Million 23.00 26.00 29.20 The number of passenger No. 4,043 5,216 12,419 commendation letter luggage mishandling rate Permyriad 28.16 26.75 26.19 Service Flight punctuality rate % 67.11 68.09 74.82 The effective notification rate of % 93.0 94.3 99.0 irregular flight notification Customer satisfaction Points 90.77 88.11 89.70 Data Indicators Unit 2014 2015 2016 Copies of customer satisfaction Million 0.156 0.327 0.421 questionnaire survey Complaints from passengers No. 264 415 1,096 Complaints handling rate % 100 100 100 Intelligent technology investment Million yuan - - 87.103 The number of special passengers No. 105,077 131,302 207,782 carried Coverage of self-service check-in Service % 86.9 90.0 90.6 machines in domestic terminals Self-service check-in for domestic % - 47.10 62.81 flights Self-service check-in for % - 4.70 16.68 international flights Domestic destinations of No. - 37 37 connecting flights International destinations of No. - 32 32 connecting flights CO2 emissions Kilotons 14,986 16,740 18,714 Unit fuel consumption Kg/100 passengers-km 3.72 3.63 3.55 Energy consumption per ten Tons of standard coal 0.79 0.84 0.89 thousand yuan revenue per 10,000 yuan Energy consumption per revenue Tons per ten thousand 2.95 3.00 3.01 ton kilometers kilometer Aviation fuel consumption Kilotons 4,757.4 5,314.2 5941.1 Manufacture gas consumption 1,000 m3 292.9 281.2 67.6 Natural gas consumption 1,000 m3 2,989.6 2,984.0 4729.1 Gasoline consumption Kiloliters 3,429.7 2,704.2 2,656.9 Environment Diesel consumption Kiloliters 13,694.0 13,323.7 13,056.1 LPG consumption 1,000 m3 108.9 82.5 141.5 Other petroleum products Tons 684.2 406.0 326.4 Electricity consumption 1,000 kWh 146,465.5 150,358.0 162,347.5 Water consumption Kilotons 5,634.2 5,309.2 5,256.2 Total energy consumption Tons of standard coal 7,085,339 7,904,416 8,816,308 The amount of sewage Kilotons 5,071 4,778 4,730 The recycling quantity of aviation Tons 73.85 44.73 38.92 fuel The quantity of hazardous wastes Tons 0.3 0.8 30.5

Appendix Data Indicators Unit 2014 2015 2016 Total employees No. 69,849 71,033 75,333 The number of foreign employees No. 870 911 1,140 The percentage of female executives % 6.89 6.99 8.68 The rate of labor contract signing % 100 100 100 The number of new employees No. - 3,168 5,355 Management officers 0.65 Professional and technical Management officers 0.09 personnel 0.75 Flight Crew 0.26 Flight Crew 1.2 Cabin crew and guard 0.62 Employee turnover rate % 4.3 Cabin crew 0.68 Professional skill staff 0.46 Sales staff 7.1 Sales staff 0.29 Finance staff 2 Others 0.41 Ground service and others 6.2 The percentage of participation in % 99.08 98.40 96.50 the Trade Union Employee Percentage of employees participating in physical % 68.60 73.56 76.50 examinations The coverage of social insurance % 100 100 100 The coverage of enterprise annuity % - 91.26 87.2 coverage Investment in training Million yuan 53.00 47.55 40.00 Duration of training per capita Hours - 48 39 The number of training participants No. - 481,205 287,870 The number of reported No. 90 102 70 occupational injuries The number of reported No. 0 1 0 occupational death The rate of rational suggestions % 65.7 74.2 89.6 adopted The number of participants in EAP No. - 450 1,300 The number of “Love in China No. 620 530 1,257 Eastern” projects The number of participants in public No. 42,147 26,119 48,440 welfare activities The number of people received help No. 40,034 40,166 90,999 in “Love in China Eastern” Social The number of registered volunteers No. - 451 4,694 in “Love in China Eastern” projects The number of service hours of 1,000 hours 110.0 97.3 145.3 “Love in China Eastern” Poverty alleviation fund of China Million yuan 4.700 5.662 10.336 Eastern Group The number of special flight No. - 106 204 Errata: The unit of effluent volume in 2015 CSR report was kilotons. GRI Content Index This Report is organized and presented in accordance with the GRI G4 framework, using the “Core” option. Indicator Page Strategy Analysis G4-1 Provide a statement from the most senior decision-maker of the organization (such as CEO, chair, or equivalent senior position) P4-5 about the relevance of sustainability to the organization and the organization’s strategy for addressing sustainability G4-2 Provide a description of key impacts, risks, and opportunities P4-5, P24 Organizational Profile G4-3 Report the name of the organization P12 G4-4 Report the primary brands, products, and service P12 G4-5 Report the location of the organization’s headquarters. P12 G4-6 Report the number of countries where the organization operates, and names of countries where either the organization has P12-13 significant operations or that are specifically relevant to the sustainability topics covered in the report G4-7 Report the nature of ownership and legal form P12-13 G4-8 Report the markets served (including geographic breakdown, sectors served, and types of customers and beneficiaries) P12-13 G4-9 Report the scale of the organization P12-15 G4-10 Report the total number of employees by employment contract and gender P74 G4-11 Report the percentage of total employees covered by collective bargaining agreements P75 G4-12 Describe the organization’s supply chain P76 G4-13 Report any significant changes during the reporting period regarding the organization’s size, structure, ownership, or its supply P76 chain G4-14 Report whether and how the precautionary approach or principle is addressed by the organization P22-23 G4-15 List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization P24 subscribes or which it endorses G4-16 List memberships of associations (such as industry associations) and national or international advocacy organizations P77 Identified Materials Aspects And Boundaries G4-17 a. List all entities included in the organization’s consolidated financial statements or equivalent documents. b. Report whether any entity P2, P20, P52, P55, included in the organization’s consolidated financial statements or equivalent documents is not covered by the report P72 G4-18 a. Explain the process for defining the report content and the Aspect Boundaries. b. Explain how the organization has P3, P25 implemented the Reporting Principles for Defining Report Content G4-19 List all the material Aspects identified in the process for defining report content P25 G4-20 For each material Aspect, report the Aspect Boundary within the organization P52, P55, P72 P42, P43, P60, P76, G4-21 For each material Aspect, report the Aspect Boundary outside the organization P77 G4-22 Report the effect of any restatements of information provided in previous reports, and the reasons for such restatements P2 G4-23 Report significant changes from previous reporting periods in the Scope and Aspect Boundaries P25 Stakeholder Engagement G4-24 Provide a list of stakeholder groups engaged by the organization P29 G4-25 Report the basis for identification and selection of stakeholders with whom to engage P29 G4-26 Report the organization’s approach to stakeholder engagement, including frequency of engagement by type and by stakeholder P29 group, and an indication of whether any of the engagement was undertaken specifically as part of the report preparation process G4-27 Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns P29 Report Profile G4-28 Reporting period (such as fiscal or calendar year) for information provided P2 G4-29 Date of most recent previous report (if any) P2 G4-30 Reporting cycle (such as annual, biennial) P2 G4-31 Provide the contact point for questions regarding the report or its contents P3

 Indicator Page Report Profile G4-32 Report the ‘in accordance’ option the organization has chosen P83 G4-33 Report the organization’s policy and current practice with regard to seeking external assurance for the report P2 Governance G4-34 Report the governance structure of the organization, including committees of the highest governance body. Identify any P19, P21 committees responsible for decision making on economic, environmental and social impacts Ethics and Integrity G4-56 Describe the organization’s values, principles, standards and norms of behavior such as codes of conduct and codes of ethics P19 Economic P39-45, P47-57, G4-DMA Generic Disclosures on Management Approach P59-63 Aspect: Economic Performance G4-EC1 Direct economic value generated and distributed P12 Aspect: Market Presence G4-EC5 Ratios of standard entry level wage by gender compared to local minimum wage at significant locations of operation P74 Aspect: Indirect Economic Impact G4-EC7 Development and impact of infrastructure investments and services supported P57 P32-37, P60-63, G4-EC8 Significant indirect economic impacts, including the extent of impacts P76, P77 Environmental DMA-Generic Disclosures on Management Approach P64-P69 Aspect: Materials G4-EN1 Materials used by weight or volume P67 G4-EN2 Percentage of materials used that are recycled input materials P69 Aspect: Energy G4-EN3 Energy consumption within the organization P81 G4-EN5 Energy intensity P81 G4-EN6 Reduction of energy consumption P67 G4-EN7 Reductions in energy requirements of products and services P67 Aspect: Water G4-EN8 Total water withdrawal by source P69 Aspect: Emissions G4-EN15 Direct greenhouse gas (GHG) emissions (Scope 1) P81 G4-EN19 Reduction of greenhouse gas (GHG) emissions P67 Aspect: Effluents And Waste G4-EN22 Total water discharge by quality and destination P68 G4-EN23 Total weight of waste by type and disposal method P68 Aspect: Products And Services G4-EN27 Extent of impact mitigation of environmental impacts of products and services P67-69 Aspect: Supplier Environmental Assessment G4-EN32 Percentage of new suppliers that were screened using environmental criteria P76 Appendix Indicator Page Social G4-DMA Generic Disclosures on Management Approach P74-75 Aspect: Employment G4-LA1 Total number and rates of new employee hires and employee turnover by age group, gender and region P54, P74-75, P81 Aspect: Occupational Health And Safety G4-LA6 Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, P81 by region and by gender G4-LA8 Health and safety topics covered in formal agreements with trade unions P75 Aspect: Training And Education G4-LA9 Average hours of training per year per employee by gender, and by employee category P55 G4-LA10 Programs for skills management and lifelong learning that support the continued employability of employees and assist them P54-56 in managing career endings Aspect: Diversity And Equal Opportunity G4-LA12 Composition of governance bodies and breakdown of employees per employee category according to gender, age group, P74 minority group membership, and other indicators of diversity Aspect: Supplier Assessment For Labor Practices G4-LA14 Percentage of new suppliers that were screened using labor practices criteria P76 Human Rights G4-DMA Generic Disclosures on Management Approach P74 Aspect: Supplier Human Rights Assessment G4-HR10 Percentage of new suppliers that were screened using human rights criteria P76 Society G4-DMA Generic Disclosures on Management Approach P70-P73, P78-79 Aspect: Local Communities G4-SO1 Percentage of operations with implemented local community engagement, impact assessments, and development programs P70-P73, P78-79 Aspect: Anti-corruption G4-SO4 Communication and training on anti-corruption policies and procedures P22 G4-SO7 Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes P22 Aspect: Supplier Assessment For Impacts On Society G4-SO9 Percentage of new suppliers that were screened using criteria for impacts on society P76 Product Responsibility G4-DMA Generic Disclosures on Management Approach P30-P37, P44-53 Aspect: Customer Health And Safety G4-PR1 Percentage of significant product and service categories for which health and safety impacts are assessed for improvement P30-P37 Aspect: Product And Service Labeling G4-PR5 Results of surveys measuring customer satisfaction P49 Aspect: Customer Privacy G4-PR8 Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data P23

Appendix HK-ESG Content Index Indicator Page Description Environmental Aspect A1- Emissions General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to air and greenhouse gas emissions, discharges into water and land, and P66-69 generation of hazardous and non-hazardous waste KPI A1.1-The types of emissions and respective emissions data / No statistics for now KPI A1.2-Greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production P81 volume, per facility) KPI A1.3-Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production P68 volume, per facility) KPI A1.4-Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of No statistics for / production volume, per facility) now KPI A1.5- Description of measures to mitigate emissions and results achieved P67 KPI A1.6- Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results P68 achieved Aspect A2-Use of Resources General Disclosure-Policies on the efficient use of resources, including energy, water and other raw materials P66-69 KPI A2.1-Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and P67, P81 intensity (e.g. per unit of production volume, per facility) KPI A2.2-Water consumption in total and intensity (e.g. per unit of production volume, per facility) P69 KPI A2.3-Description of energy use efficiency initiatives and results achieved P67-69 KPI A2.4-Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives P69 and results achieved KPI A2.5-Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit / Not applicable produced Aspect A3-The Environment and Natural Resources General Disclosure-Policies on minimising the issuer’s significant impact on the environment and natural resources P34, P66-69 KPI 3.1-Description of the significant impacts of activities on the environment and natural resources and the actions P34, P67 taken to manage them Social Employment and Labour Practices Aspect B1-Employment General Disclosure-Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to compensation and dismissal, recruitment and promotion, working hours, P54-55, P74 rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare KPI B1.1-Total workforce by gender, employment type, age group and geographical region P74 KPI B1.2-Employee turnover rate by gender, age group and geographical region P82 Aspect B2-Health and Safety General Disclosure-Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to providing a safe working environment and protecting employees from P74 occupational hazards KPI B2.1-Number and rate of work-related fatalities P82 KPI B2.2-Lost days due to work injury / No statistics for now Indicator Page Description KPI B2.3-Description of occupational health and safety measures adopted, how they are implemented and P37, P74 monitored Aspect B3-Development and Training General Disclosure-Policies on improving employees’ knowledge and skills for discharging duties at work. P74-P75 Description of training activities KPI B3.1-The percentage of employees trained by gender and employee category (e.g. senior management, middle / No statistics for now management) KPI B3.2-The average training hours completed per employee by gender and employee category P55 Aspect B4-Labour Standards General Disclosure-Information on the policies; and compliance with relevant laws and regulations that have a P74 significant impact on the issuer, relating to preventing child and forced labour KPI B4.1-Description of measures to review employment practices to avoid child and forced labour P74 No child and forced KPI B4.2-Description of steps taken to eliminate such practices when discovered / labour Operating Practices Aspect B5-Supply Chain Management General Disclosure-Policies on managing environmental and social risks of the supply chain P76 KPI B5.1-Number of suppliers by geographical region P76 KPI B5.2-Description of practices relating to engaging suppliers, number of suppliers where the practices are being P76 implemented, how they are implemented and monitored Aspect B6-Product Responsibility General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to P23, P32 products and services provided and methods of redress KPI B6.1-Percentage of total products sold or shipped subject to recalls for safety and health reasons / Not applicable KPI B6.2-Number of products and service related complaints received and how they are dealt with P52 KPI B6.3-Description of practices relating to observing and protecting intellectual property rights P52 KPI B6.4-Description of quality assurance process and recall procedures / Not applicable KPI B6.5- Description of consumer data protection and privacy policies, how they are implemented and monitored. P23 Aspect B7-Anti-corruption General Disclosure- Information on the policies; and compliance with relevant laws and regulations that have a P22 significant impact on the issuer, relating to bribery, extortion, fraud and money laundering No concluded legal KPI B7.1-Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees / cases regarding during the reporting period and the outcomes of the cases corrupt practices KPI B7.2-Description of preventive measures and whistle-blowing procedures, how they are implemented and P22 monitored Community Aspect B8-Community Investment General Disclosure-Policies on community engagement to understand the needs of the communities where the P72, P78 issuer operates and to ensure its activities take into consideration the communities’ interests P72-73, KPI B8.1-Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport) P78-79 KPI B8.2-Resources contributed (e.g. money or time) to the focus area P72, P78

Assurance Statement of Corporate Social Responsibility Report TUV Asia Pacific Ltd. (‘TUV NORD’) has been commissioned by the management of China Eastern airlines Co., Ltd(‘China Eastern’ for short) to carry out an independent assurance of the 2016 Corporate Social Responsibility Report (‘report’ for short) . China Eastern is responsible for the collection, analysis, aggregation and presentation of information within the Report. TUV NORD’s responsibility in performing this work (assurance of the report) is in accordance with terms of reference agreed in the scope of engagement with China Eastern. China Eastern is the intended users of this statement. This statement is based on the assumption that the data and information provided in the report is complete and true. This report is the eighth CSR report for China Eastern, and it’s the first time for China Eastern to invite the third party give independent assurance. Assurance Scope The report revealed the accuracy and reliability for key performance, information and management system which happened in 2016. Assurance address is in No.99, the third airport road, Changning district, Shanghai, where China Eastern located. And we didn’t visit other branch, Subordinate units or the site of Projects. We evaluate the collection, analysis, aggregation of the information and data. Because the economic data had been audited by the third party, we won’t do double audit this time; Assurance of the Report was done on 15-17.03.2017. Assurance Methodology Assurance process including following activities: Review the document information which provide by China Eastern; Interview the person who collected the report information; View the related websites and media reports, verify the data and information through sampling method; Refer to GRI Sustainability Reporting Guideline(G4) on balance, comparability, accuracy, timeliness, clarity, reliability, and give the evaluation; Refer to AA1000AS (2008) Assurance methodology; Assurance activity is based on TUV NORD CSR report assurance management procedure. Assurance Conclusion China Eastern CSR Report provide an appropriate and objective view of the sustainability & social programs and performances in 2016. The data in report is reliable and objective, TUV NORD didn’t find the system error or substantial error, Which meets the disclosure requirement of G4 core option. The structure of report is complete, the revealed information is clear, easy-understand and available; The report take “For our common sustainable development” as theme, take ‘Innovation, coordination, green, open, sharing’ and industry key issue safety as frame, reveal China Eastern CSR idea, practice, result and typical cases, in addition, it attached 3 years key performance indicators, which can be comparable; Determining material aspects through stakeholder survey, which feedback stakeholders’ expectation and attention. Suggestion for Improvement Through assurance and evaluation, we had following improvement suggestion on CSR practice and management: For the key performance indicators in the environmental, social and governance reporting guidelines of the HKEX, it is necessary to establish a clear objectives, responsible person and accountability; Suggest further reveal the oversea practice of accountability; The analysis of the key performance could be strengthened. Special Statement This statement excluding: The activity outside information reveal; The position, idea, faith, object, future developing direction, and promise which stated by China Eastern Company Statement of Independence and Competence TUV NORD Group is the world’s leader in inspection, testing and verification, operating in more than 70 countries throughout the world and providing services which includes management systems and product certification; quality, environmental, social and ethical auditing and training; environmental; social responsibility and sustainability report assurance. TUV Asia Pacific Ltd. affirms its’ independence from China Eastern and confirms that there is no conflicts of interest with the organization or any of its subsidiaries and stakeholders when performing the assurance of the Report. TUV Asia Pacific Ltd. was not involved in any manner with China Eastern, when the latter was preparing the Report. The team leader: The Authorized person: Date :23.03.2017 Date: 23.03.2017

Feedback Dear Sir/Madam, Thank you for reading China Eastern Airlines Corporate Social Responsibility Report 2016. To enable our report to more systematic and scientifically offer you meaningful information, to facilitate monitoring of the CSR work and to improve the Company’s management and practice of social responsibility, we sincerely await your opinions and suggestions. Please fill the questionnaire and mail it to us according to the following address: Department: Party Publicity Department of China Eastern Airlines Tel: 021-22331435 Fax: 021-62686883 E-mail: ceanews@163.com Address: 92, Konggang No.3 Road, Changning District, Shanghai(200335) 1.You are one of our_______________ A Passengers B Shareholders C Government D Community E Partners F Media G Social group H Other (please note) 2 What’s your assessment of China Eastern Airlines Corporate Social Responsibility Report 2015? A. Very good B. Good C. Fair D. Poor E. Very poor 3 What’s your assessment of China Eastern’s social responsibility performance of economy, environment and society? Economic responsibility A. Very good B. Good C. Fair D. Poor E. Very poor Social responsibility A. Very good B. Good C. Fair D. Poor E. Very poor Environmental responsibility A. Very good B. Good C. Fair D. Poor E. Very poor 4 What is your assessment of this report in responding and disclosuring the issues that draw the stakeholders' attentions? A. Very good B. Good C. Fair D. Poor E. Very poor 5 Do you think the information, data and indicators disclosed in this report are accurate, clear and complete? Clarity A. Very good B. Good C. Fair D. Poor E. Very poor Accuracy A. Very good B. Good C. Fair D. Poor E. Very poor Completeness A. Very good B. Good C. Fair D. Poor E. Very poor 6 what is your assessment of the content and design of this report for reading? Content A. Good B. Fair C. Poor Design A. Good B. Fair C. Poor 7 Your comments and suggestions for China Eastern’s social responsibility work and this report: Thank you for your attention!

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